As confidentially submitted to the Securities and Exchange Commission on September 13, 2024.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HELIO CORPORATION
(Exact name of issuer as specified in its charter)

Florida
(State or other jurisdiction of incorporation or organization)

3769	92-0586004
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2448 Sixth Street
Berkeley, CA 94710
510-224-4495
(Address and telephone number of registrant’s principal executive offices)

Gregory T. Delory
Chief Executive Officer
Helio Corporation
2448 Sixth Street
Berkeley, CA 94710
510-224-4495
(Address and telephone number of agent for service)

Copies to:

James S. Byrd, Esq. Byrd Campbell, PA 120 Park Ave. North Suite 2a Winter Park, FL 32789 407-392-2285	Rakesh Gopalan, Esq. David S. Wolpa, Esq. Troutman Pepper Hamilton Sanders LLP 301 S. College Street, Suite 3400 Charlotte, NC 28202 704-998-4050

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2024

                         Shares

Common Stock

Helio Corporation

This is a firm commitment public offering of shares of common stock of Helio Corporation. We are offering            shares of our common stock. We estimate the initial offering price will be between $            and $            per share.

Our common stock is presently quoted on the OTC Pink Market under the symbol “HLEO”. We have applied to have our common stock listed on                          exchange under the symbol “HLEO”. No assurance can be given that our application will be approved. If our application is not approved, we will not consummate this offering. On            , the last reported sale price for our stock was            per share. At present, there is a very limited market for our common stock.

We are an “emerging growth company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See “Prospectus Summary — Emerging Growth Company.”

Investing in our common stock is involves a high degree of risk. See “Risk Factors” beginning on page 12. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to us, before expenses	$	$

(1)	Underwriting discounts do not include the reimbursement of certain expenses of the underwriter we have agreed to pay and certain other compensation. We refer you to “Underwriting” beginning on page 58 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to            additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about            , 2024.

ThinkEquity

The date of this prospectus is            , 2024

HELIOSPACE

ENABLING HUMANITY'S PURSUIT OF SPACE

Product Implementation & Services:

EUROPA CLIPPER DEPLOYABLE RADAR ANTENNAS

SUNRISE CUBESAT CONSTELLATION ANTENNAS

Low-cost antennas for the NASA SunRISE CubeSat constellation

DEPLOYABLE SENSORS FOR LUNAR LANDER MISSIONS

JAMES WEBB SPACE TELESCOPE

ROMAN SPACE TELESCOPE

BLUE ORIGIN MK I, II LUNAR LANDERS

ITEM 2. TABLE OF CONTENTS

i

ABOUT THIS PROSPECTUS

You should rely only on the information provided in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with any additional information or information different from that contained in this prospectus filed with the Securities and Exchange Commission (the “SEC”). We take no responsibility for and can provide no assurances as to the reliability of any other information that others may give you. The underwriters are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions as to this offering of securities and the distribution of this prospectus applicable to that jurisdiction. You should read this prospectus in its entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

The information provided in this prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

Through and including            , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

ii

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Helio” “Helio Corp.,” or “the Company” refer to Helio Corporation and its consolidated subsidiaries.

Company Overview

Helio Corporation is a technology, engineering and research and development (R&D) holding company serving commercial, government and non-profit organizations. Our wholly owned subsidiary, Heliospace Corporation (“Heliospace”), is an aerospace company specializing in the design, engineering, assembly and test of space flight qualified hardware and provides systems engineering, modeling, analysis, integration and test services to customers in government, commercial, private and non-profit markets. With deep expertise in civil space missions combined with a growing business serving commercial companies and the extensive background of one of our founders , Joseph Pitman, in advanced payloads for defense, our primary company objective is to enable humanity’s pursuit of the scientific and commercial development of space.

The cost of access to space has seen dramatic reductions in the past decade. The domain of space activities, once confined to low-earth and geostationary orbit, now extends to the Moon and beyond. There is a growing need for a diversity of systems and approaches tailored to unique applications and environments. With our current existing hardware, services and solutions, we aim to fill the needs and demands of these growing commercial and government activities in an agile, cost-effective and innovative manner.

Market Overview

The global space marketplace is projected to grow from $350 billion today to over $1 trillion by 2040 (Morgan Stanley, Citi forecast, 2021-2022). We believe the growing recognition of the commercial potential of in-space activities, sustained science and technology efforts by both government and private entities, together with defense agency priorities driven by increasing geopolitical concerns will continue to accelerate this trend. Our target market, Satellite System Manufacturing, is expected to have an average market size per year of $6.6 billion for Science & Technology, $2.75 billion for Earth Observation, $8.5 billion for Space Domain Awareness and $2.25 billion for In-Orbit Services from 2025 through 2030 (according to Northern Sky Research, Q4 2022 projections). We intend to continue expansion into the Science & Technology segment, for which we have a significant foothold with our existing products and services, to then develop new opportunities in Earth Observation and Space Domain Awareness for commercial, private and government organizations.

The market for space hardware, systems and services is highly fragmented, with few scaled, capable competitors. The capabilities of existing players have been shaped by longstanding government procurements as well as the established communications and navigation equipment markets. There has been significant consolidation over the past few decades, resulting in fewer and less agile or innovative organizations. Cost control, performance and quality remain a challenge for some established incumbents. Meanwhile, the rapidly growing space economy will present a host of new applications and revenue opportunities that many current hardware and services providers are ill equipped to address. To succeed in this evolving market, aerospace companies in particular must be both innovative and agile to answer the needs of emerging new applications and customers. Heliospace aims to expand into these growing market segments by offering responsive, tailored solutions to both established and new customers.

Current Hardware and Services Capabilities

Heliospace has successfully scaled as a space hardware and services company providing solutions to government, commercial and non-profit customers. This includes hardware and services for over three active space missions and hardware deliveries for over four additional missions launching in the near term. We leverage decades of management experience developing hardware capabilities that were successfully used in space for NASA and other space agencies and organizations. Our current commercial-stage hardware includes deployable mechanisms, antennas, booms, structures, and sensors. Our hardware is generally custom designed to customer specifications, assembled, tested and delivered fully qualified and ready for flight as a complete end-to-end solution. Hardware development occurs at our main facility in Berkeley, California, with over 20,000 sq ft of facilities including assembly and test areas, R&D labs, clean rooms, and thermal-vacuum test equipment. Heliospace leverages existing relationships with an array of vendors and suppliers vetted under our internal quality control processes to support hardware construction. Our hardware production capabilities encompass a wide range of cost and performance, capable of meeting high reliability NASA flagship-class mission requirements down to innovative, low-cost solutions for emerging companies. Customers are typically engaged on a per-project basis with hardware solutions built to individual custom specifications. Project sizes range from large, $10 million+ contracts under cost-plus or fixed price terms paid monthly or by milestones, to small low cost solutions costing in the $100,000 – $200,000 range performed under purchase order terms and paid at final delivery.

Examples of our space qualified hardware deliveries include:

Deployable radar antennas on the NASA Europa Clipper mission, which will probe the subsurface of Europa

●	Technology developed by Heliospace provided a low mass, small form factor solution for the radar antennas required for the upcoming NASA Europa Clipper Mission. The mission is expected to launch in October 2024. When stowed, our antennas are sufficiently compact to mount on the spacecraft solar arrays, thus simplifying the design and saving NASA significant cost. When deployed, these large dipole antennas extend to more than 55 feet in length. Large deployable mechanisms present a continuing challenge in the space industry for which Heliospace has specialized expertise and demonstrated capability.

Low-cost antennas for the NASA SunRISE CubeSat constellation

●	Heliospace developed a solution to provide NASA with a high quantity of compact antennas that will deploy from a constellation of CubeSat class spacecraft on the SunRISE mission. The mission is expected to launch in 2025. The Heliospace solution enabled four antennas to deploy to over 8 feet in length from each cereal-box size SunRISE CubeSat. Compact, deployable antennas and booms for small spacecraft remain a challenge in the space industry, and Heliospace has just been awarded a NASA Small Business Innovation Research Award to further commercialize this technology for broader use throughout the industry.

Deployable sensors and mechanisms for use on three lunar landers as part of the NASA Commercial Lunar Payload Services program

●	Heliospace scientists and engineers developed a unique system that deploys four sensors on ballistic trajectories from a lunar lander at distances up to 60 ft, which will work with other instruments to explore the subsurface structure of the Moon. This unique solution is the first of its kind to be used in space for planetary geophysics investigations and has been selected to fly on two upcoming missions as part of the NASA Commercial Lunar Payload Services (CLPS) program.

●	Heliospace provided four deployable antennas for a NASA experiment in lunar radio astronomy which flew on the Intuitive Machines (IM-1) lunar mission. They were provided in record time using a simple purchase order requisition, delivered to NASA and successfully deployed in-flight and on the Moon during the IM-1 mission.

After expanding our market into the commercial realm in 2023, we are currently providing an antenna calibration system for a lunar orbiter being built by Firefly Aerospace.

●	Under contract with Firefly Aerospace, Heliospace is designing, building, and delivering a deployable dipole antenna for the Blue Ghost Transfer vehicle, a lunar orbit mission which will provide a radio frequency calibration source. The Heliospace solution displaced another vendor’s offering due to its heritage and performance. In an expansion of our previous offerings, Heliospace is responsible for both the mechanical and radiofrequency testing and performance of the delivered hardware.

Prototype mechanisms for the Mars Sample Return program

●	Heliospace utilized its specialized system-level capabilities and awareness of the NASA Mars Sample Return architecture to play a key role in the design and testing of sample handling hardware involving sample transfer from the rover to an ascent vehicle from the Martian surface, and the subsequent transfer of that sample to an orbiting vehicle for eventual return to Earth.

Heliospace Hardware Projects

Heliospace offers systems engineering, modeling & analyses, integration & test, verification, mission formulation and architecture and other services to NASA and commercial customers. These services span a complete integrated analysis suite including structural, thermal, electromagnetic, optical, deployables and other tools to optimize both system and mission design. Integration and test support includes system-level planning, coupled with personnel to assist or observe test flows and ensure proper verification of requirements. These services are typically provided on a per-project basis using Time and Materials contracts with monthly payments, and range in size from $100k to over $10M depending on system complexity, customer requirements, and schedule.

Examples of our services include:

Systems engineering, integration, test and operations support for the James Webb Space Telescope.

●	Heliospace has provided systems engineering support for the James Webb Space Telescope including system development and testing With the successful launch of Webb in 2021, Heliospace support has continued into the post-launch operational phase. This includes requirements, thermal, structural, deployables and optical system analyses, test and verification approach and results, and in-flight performance and anomaly resolution.

Systems Engineering for Roman Space Telescope, Habitable Worlds Observatory and Atmospheric Observing System, and Mars Sample Return.

●	Heliospace has provided systems engineering support for these NASA programs at the mission, spacecraft, and payload level. Activities include requirements definition, implementation, and verification, as well as thermal, structural, and other analyses. For Mars Sample Return, Heliospace provided unique insight and stringent eject dynamics performance analysis for the Honeybee Robotics Spin Eject Mechanism as well as formulation engineering of the Capture Containment and Return System for NASA.

Expansion into the commercial market includes systems engineering, analysis and architecture for the Blue Origin Mk I and II lunar landers.

●	Under a subcontract, Heliospace has provided system architecture studies, modeling, analysis, and recommendations for the Cargo Offloading Subsystem and Surface Access Subsystems as part of the Blue Origin lunar lander designs.

Heliospace Services Projects

Products and Services in Development

Based on the successful foundation of our current products and services, we are expanding our capabilities into advanced deployable systems, sensing and deployable payloads, mission systems architectures and integrated solutions including in-space deployments, robotics, assembly and servicing. These endeavors focus on the customer objectives for a given space application or mission, optimizing hardware, system design, payload and mission capabilities to enable customers to meet their stated objectives. Examples include payloads such as radar, optical and RF systems, payload integration and test, as well as mission formulation and implementation optimized for customer requirements for applications including remote sensing, science & technology missions, space domain awareness and in-space servicing. These offerings leverage system-level expertise and awareness, providing turn-key solutions to the growing space economy.

Examples of some candidate development areas for potential future products and services include:

Payloads such as radar, RF systems, and optical.

●	Orbital radar payloads and associated mission and system design is currently underway with Department of Defense (DoD) seed funding of $150,000 that was received, with follow-on opportunities in 2025 and beyond. Optical payload development is at an earlier stage, with a prototype demonstrator goal by the end of 2027. There is potential for other in-space assembly and servicing prototype payloads to follow. These solutions will be tailored to small to mid-sized spacecraft applications, where we anticipate significant growth in the marketplace.

Payload integration and test, mission formulation and implementation optimized for customer requirements.

●	Heliospace is currently under contract with a private client for a feasibility study of the mission formulation, implementation, and payload design for a dedicated lunar lander performing radio frequency observations on the far side of the Moon. Mission development is expected to start in 2025 and launch in mid-2028. Other mission solutions with industry partners are in earlier stages of development.

Science & technology missions

●	Heliospace support of science and technology missions is currently well established with our hardware and service lines; we intend to expand these offerings into larger integrated solutions in terms of payload and mission design. Our initial entry into this part of the market started in 2023 with the NASA Mars Sample Return program, with additional opportunities anticipated by the end of 2025 for both NASA and commercial customers.

Space domain awareness

●	Heliospace has identified space domain awareness applications and opportunities involving RF and optical surveillance in the Earth-Moon domains. Discussions with Defense customers is ongoing, followed by RF payload design for missions of opportunity potentially starting in 2025.

The image below summarizes the company growth path including our current and future products, services and solutions.

Our Competitive Advantages

Heliospace has few direct competitors of similar size and capabilities that provide the breadth of products, solutions and expertise that we offer our customers. Given the market fragmentation, we face competition from different competitors across individual products and applications. Competition within our product offerings range from divisions of large corporations who are challenged by cost control and inflexibility, to small, privately held companies with singular capabilities that lack the infrastructure and capacity to scale. System-level, mission focused engineering combined with deep expertise in the production of space qualified hardware is what we believe will enable Heliospace to effectively scale from current offerings to comprehensive solutions for existing and new customers.

Our competitive advantages include the following:

●	Our experienced, award-winning leadership team is recognized in the field of space science, hardware and system development, with deep expertise in the implementation of space missions in government and commercial settings. The Heliospace company leadership has ensured that technical excellence and customer responsiveness is embedded throughout the organization to achieve mission success, as embodied by our best subcontractor of the year award from NASA JPL, NASA Agency Honor awards for work on the James Webb Space Telescope and repeat customers from NASA (2019-present).

●	We have established a successful capability in developing flight qualified instruments and space mechanisms, a challenging and specialized field for which there are few competitors. The Heliospace leadership team has overseen successful development of over 125 instruments and mechanisms on over 40 space flight missions throughout their careers, both at Heliospace and at the various other institutions at which members of our leadership team served, giving our products and methods extensive real-world testing and proven design heritage.

●	Heliospace is becoming a leader in the development of payloads and systems for lunar exploration, having delivered hardware for three lunar landers, providing system engineering support to the Blue Origin lunar landers, with two additional lunar spacecraft and lander hardware projects in progress. The Company’s founding team has deep expertise in lunar exploration and applications gained throughout their careers, which we believe competitively positions us to leverage new commercial transportation options to the Moon in order to further develop new initiatives in lunar science, exploration and domain awareness.

●	Leveraging our successful Small Business Innovation Research (SBIR) grants, government funding and our own resources, we have developed significant in-house processes and capabilities, including vertical integration of key technologies such as our unique SABER™ deployable booms, release mechanism development and unique assembly and testing capabilities that streamline our production while improving our cost effectiveness.

●	The Heliospace team possesses extensive system-level design expertise that transcends the niche offerings of market competitors, enabling us to provide comprehensive solutions that take into account the entire mission chain in the achievement of customer objectives. This system level awareness feeds into hardware and payload design to ensure mission success and enables our expansion into larger, more ambitious turnkey solutions as we gain new customers.

Company Growth Strategy

Our company growth strategy builds upon our successful hardware and services capabilities, which provides a source of recurring revenue, to expand into integrated payloads and complete solutions. Leveraging team experience, we aim to develop complete payloads and related systems built to fulfill customer objectives, guided by Heliospace specifications and systems engineering expertise. This progression naturally evolves to providing more turnkey solutions, including complete end-to-end space missions where we believe both higher revenue and margins are possible.

The continued growth of hardware and services is envisioned to leverage our existing connections to government agencies, with an increasing emphasis on catering to the needs of commercial entities. Firefly Aerospace and Honeybee Robotics are two examples of commercial customers for which we are providing hardware and services, and we anticipate reaching more through typical sales channels.

To date, our primary sales and marketing efforts have been undertaken by our executive officers and directors on our board of directors, utilizing their network and relationships within the aerospace industry. The Company intends to develop a more robust sales and marketing process, including hiring of sales personnel and deployment of a more comprehensive sales and marketing effort in terms of direct outreach to potential customers and partners within the industry.

Our pursuit of payloads and systems for commercial and government customers is underway using both NASA and Department of Defense (DoD) funding mechanisms for the development of dual commercial/government use cases through Small Business Innovation Research programs. DoD programs are a particular focus due to the speed of acquisition and the potential to match investor and government funds to co-develop emerging technologies of interest. Heliospace has been awarded a Phase I SBIR by DoD for a novel orbital radar solution and is pursuing follow-on Phase II opportunities. Heliospace was awarded two additional 2024 Phase I SBIR’s for enabling component technologies, with potential Phase II follow-on opportunities in 2025. Additional applications of advanced payloads we are targeting include Space Domain Awareness, with an emphasis on the domain between the Earth and the Moon where we see room for significant growth through potential DoD funding, key partnerships combined with matching investor funds for related commercial opportunities.

In addition to government matching opportunities are standalone commercial and private entities desiring payload and mission systems solutions, for which Heliospace currently has one seed project funded by a prospective customer to study the development of a private lunar mission and other similar opportunities in an exploratory phase that the Company would seek to have customer-funded.

Success in one or more of these programs will continue our evolution to a comprehensive solutions provider for remote sensing, domain awareness and other customer-driven applications as our company expertise and capabilities increase.

Investment Highlights

●	Heliospace has successfully scaled as a space hardware and services company providing solutions to government, commercial and non-profit customers. This includes hardware and services for over three active space missions and hardware deliveries for over four additional missions expected to launch in late 2024 through 2026.

●	We expect to expand our capabilities to more advanced hardware and services, and payload and mission system solutions by mid-2026. This expansion has already begun. We are currently under contract with a private client for a feasibility study of the mission formulation, implementation, and payload design for a dedicated lunar lander performing radio frequency observations on the far side of the Moon. Mission development is expected to start in 2025 and launch in mid-2028.

●	The global space marketplace is projected to grow from $350 billion today to over $1 trillion by 2040 (Morgan Stanley, Citi forecast, 2021-2022).

●	The Heliospace leadership team has overseen successful development of over 125 instruments and mechanisms on over 40 space flight missions throughout their careers, giving our products and methods extensive real-world testing and proven design heritage. The leadership team’s systems engineering and architecture experience on noteworthy NASA space missions such as Hubble, James Webb Space Telescope, and the International Space Station provides comprehensive optimized solutions that ensure customer objectives are achieved in the context of the overall mission, including spacecraft, launch vehicle, payload and destination.

Risk Factor Summary

Investing in our common stock involves a high degree of risk. You should carefully consider all the risks described in the section titled “Risk Factors” before deciding to invest in our common stock. If any of the risks actually occur, our business, results of operations, prospects and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

●	Our business focuses exclusively on the space industry and therefore is not diversified.

●	Our success depends heavily on our executive officers, senior management team and highly trained employees, and difficulty hiring similar employees, or ineffective succession planning, could adversely affect our business.

●	Our business may be adversely affected by changes in budgetary priorities of the U.S. Government particularly given the uncertainty of change in Executive and Congressional leadership.

●	Technology failures or cyber security breaches or other unauthorized access to our information technology systems or sensitive or proprietary information could have an adverse effect on the Company’s business and operations.

●	Federal contracting is subject to significant regulation, including rules related to bidding, billing and accounting kickbacks and false claims, and any non-compliance could subject us to fines and penalties.

●	Prices for shares of our common stock are currently quoted on the OTC Marketplace and our common stock has historically experienced limited trading.

●	Our stock price may be volatile and purchasers of our common stock could incur substantial losses.

●	As the offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

●	We do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of your shares of common stock for return on your investment.

●	Our principal shareholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the company.

●	The Company’s founders, directors and executive officers own or control a majority of the Company.

●	Our operating results may continue to be adversely affected as a result of unfavorable market, economic, social and political conditions.

●	Our management may use the proceeds of this offering in ways with which you may disagree or that may not be profitable; and

●	The other factors discussed under “Risk Factors.”

Implications of Being an Emerging Growth Company

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

We are an “emerging growth company”, as defined in the JOBS Act, and, for so long as we are an emerging growth company, are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

●	Being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting;

●	Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements;

●	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an emerging growth company earlier under certain circumstances, including if (a) we have more than $1.235 billion in annual revenue in any fiscal year, (b) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Corporate Information

Helio Corporation was incorporated under the original name Stirling Bridge Group, Inc. on October 3, 2022, in Florida. In May 2023, the Company changed its name to Web3 Corporation. In January 2024, by way of a reverse acquisition, the Company acquired 100% of the stock of Heliospace Corporation and changed its name from Web3 Corporation to Helio Corporation. Our principal executive offices are located at 2448 Sixth Street, Berkeley, CA 94710.

Helio Corporation is a technology, engineering and research and development (R&D) holding company serving commercial, government and non-profit organizations. Our wholly owned subsidiary, Heliospace Corporation (“Heliospace”), is an aerospace company specializing in the design, engineering, assembly and test of space flight qualified hardware and provides systems engineering, modeling, analysis, integration and test services to customers in government, commercial, private and non-profit markets. With deep expertise in civil space missions combined with a growing business serving commercial companies and our founder’s extensive background in advanced payloads for defense, our primary company objective is to enable humanity’s pursuit of the scientific and commercial development of space.

THE OFFERING

Common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any).

Shares of common stock outstanding prior to the Offering	11,194,633 shares of common stock

Common stock to be outstanding after this offering*	shares

Option to purchase additional shares	We have granted the underwriters a 45-day option to purchase up to additional shares of our common stock from us at the public offering price, less underwriting discounts.

Market for the common stock	Our stock is currently quoted on the OTC Pink market under the symbol “HLEO”. We have applied to list our common stock on under the symbol “HLEO”, upon our satisfaction of the exchange’s initial listing criteria. No assurance can be given that our listing application will be approved. If our listing application is not approved, we will not consummate this offering.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full for shares of common stock, based on an assumed public offering price $ , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for research and development, enhanced sales, marketing and business development activities, upgraded facilities and infrastructure, manufacturing improvements, general administrative and corporate purposes including enhancement to financial and contracts management capabilities and infrastructure and working capital. See “Use of Proceeds” on page 23.

Risk Factors	You should carefully consider the risks above, as well as other risks described under “Risk Factors” in this prospectus before making an investment decision.

The number of shares of common stock that will be outstanding after this offering is based on 11,194,633 shares outstanding as of September 12, 2024 and excludes:

●	1,422,307 shares issuable upon the exercise of options to employees under our incentive option plans outstanding as of such date, at a weighted average exercise price of $0.146 of which 997,041 were vested as of such date;

●	250,000 shares may be issued upon the conversion of $500,000 of outstanding promissory notes with a conversion price of $2.00 per share;

●	shares that may be issued upon the conversion of an additional $500,000 of outstanding promissory notes, at a conversion price equal to $ per share, which represents a thirty percent (30%) discount to $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus; and

●	Up to 5% of aggregate number of shares sold in this offering issuable upon exercise of the representative’s warrants to purchase our shares at 125% of final offering price per share to be issued to the representative of the underwriter upon the closing of this offering.

Unless otherwise indicated, all information in this prospectus (other than in the audited financial statements included elsewhere in this prospectus) assumes or gives effect to:

●	No exercise of the warrants or options, as described above;

●	No exercise by the underwriter of its option to purchase up to an additional shares from us in this offering to cover over-allotments, if any;

●	No exercise of the representative’s warrants to be issued upon consummation of this offering;

●	An assumed offering price of $ , which is the midpoint of the price range set forth on the cover page of this prospectus.

See “Description of Share Capital” for additional information.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our historical and pro forma financial data. We have derived the following statements of operations data for the years ended October 31, 2023, and 2022 from Heliospace audited financial statements included elsewhere in this prospectus. We derived the pro forma statements of operations and balance sheet data for the year ended October 31, 2023 from the unaudited condensed consolidated pro forma financial statements included elsewhere in this prospectus. Such historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

Helio Corporation and Subsidiaries (fka Web 3 Corporation)
Summary of Select Financial Data

Statement of Operations

	For the year Ended October 31,		For the year ended October 31, 2023
	2023	2022	Pro Forma(1)
Revenues	$9,209,329	$8,363,600	9,209,329
Selling expenses	5,686, 451	5,888,945	5,686,991
General and administrative expenses	2,374,012	1,970,150	2,472,799
Facilities expenses	917,348	436,877	917,348
Professional fees	78,007	36,026	180,007
Depreciation	92,630	67,88518,262	92,630
Operating income (loss)	63,331	(36,283)	(140,446)
Other income (expense)	(35,153)	(9,747)	64,847
income taxes expense	—	—	—
Net income (loss)	$25,728	$(29,172)	$(75,599)
Loss per share basic and diluted	$(0.00)	$(0.00)	$(0.00)
Weighted average number of shares outstanding used in computing basic loss per share	11,194,633	11,194,633	11,194,633

	October 31, 2023
	Actual	Pro forma(1)	Pro forma. As adjusted

Cash and cash equivalents	$504,335	512,898
Total current assets	$2,357,651	2,366,214
Total non-current assets	$1,439,696	1,439,696
Total current liabilities	$1,479,594	1,479,594
Total non-current liabilities	$1,363,850	1,363,850
Retained earnings	$920,647	920,647
Total shareholders’ equity	$953,903	962,466

(1)	Pro forma assuming that Heliospace and Web3 were operating as one company. The pro forma statement of operations data assumes the acquisition transaction occurred on November 1, 2022 and the pro forma balance sheet data assumes the acquisition transaction occurred on October 31, 2023.

(2)	The pro forma as adjusted data gives further effect to: (i) the issuance and sale of shares in this offering, at an assumed public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus; and (ii) the application of the net proceeds, after deducting underwriting discounts and estimated offering expenses.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this Prospectus, including, but not limited to, the consolidated financial statements and the related notes, before making a decision to buy our securities. If any of the following risks actually occur, our business could be harmed. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

Risks Related to Our Strategy

Our business focuses exclusively on the space industry and therefore is not diversified.

During a prolonged period of significant market disruption in the space industry, such as the adverse impact the COVID-19 pandemic had and other macroeconomic factors such as when recessions occur, our business may be disproportionately impacted compared to companies that are more diversified in the industries they serve. A more diversified company with significant sales and earnings derived from outside the space industry may be able to recover more quickly from significant market disruptions.

We rely heavily on certain customers for a significant portion of our sales.

Our customers are concentrated in the space industry. A single customer accounted for 33.7% of the Company’s outstanding receivables at year-end October 31, 2023 and 32% at year-end October 31, 2022. A material reduction in purchasing by one of our larger customers for any reason, including, but not limited to, general economic or aerospace market downturn, decreased production, strike, or resourcing, or the COVID-19 pandemic could have a material adverse effect on results of operations, financial position and cash flows.

We depend on our executive officers, senior management team and highly trained employees, and difficulty hiring similar employees, or ineffective succession planning, could adversely affect our business.

We depend on an educated and trained workforce. Historically, substantial competition for skilled personnel in the aerospace has existed, and we could be adversely affected by a shortage of skilled employees. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel. We may not be able to continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market and currently significant inflationary and other pressures on wages exist.

Our future ability to execute our business plan depends upon the continued service of our President, CTO and Chief Engineer. If we lost the services of one or more of our key personnel, or if one or more of our executive officers or employees joined a competitor or otherwise competed with us, our business may be adversely affected. We cannot assure that we will be able to retain or replace our key personnel.

In addition, our success depends in part on our ability to attract and motivate our senior management and key employees. Achieving this objective may be difficult due to a variety of factors, including fluctuations in economic and industry conditions, competitors’ hiring practices and the effectiveness of our compensation programs. Competition for qualified personnel can be intense. If we are unable to effectively provide for the succession of key personnel, senior management and our executive officers, our business, results of operations, cash flows and financial condition may be adversely affected.

Our business may be adversely affected by changes in budgetary priorities of the U.S. Government particularly given the uncertainty of change in Executive and Congressional leadership.

Because a significant percentage of our revenue is derived either directly or indirectly from contracts with the U.S. Government, changes in federal government budgetary priorities could directly affect our financial performance. A significant decline in government expenditures, a shift of expenditures away from programs that we support or a change in federal government contracting policies could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or not to exercise options to renew contracts, any of which could result in decreased sales of our products. Because the U.S. is in the midst of a major election cycle, our company does not have a clear view of the go forward Executive and Congressional priorities related to the space industry.

Risks Related to Our Operations

Our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

Our operations and those of our customers and suppliers have been and may again be subject to natural disasters, climate change-related events, pandemics or other business disruptions, which could seriously harm our results of operation and increase our costs and expenses. Some of our manufacturing facilities are located in regions that may experience earthquakes or be impacted by severe weather events, such as increased storm frequency or severity in the Atlantic and fires in hotter and drier climates. These could result in potential damage to our physical assets as well as disruptions in manufacturing activities. Some of our manufacturing facilities are located in areas that may be at risk due to rising sea levels. Moreover, some of our manufacturing facilities are located in areas that could experience decreased access to water due to climate issues, including, but not limited to, our facilities in California.

We are also vulnerable to damage from other types of disasters, including power loss, fire, explosions, floods, communications failures, terrorist attacks and similar events. Disruptions could also occur due to health-related outbreaks and crises, cyber-attacks, computer or equipment malfunction (accidental or intentional), operator error or process failures. Should insurance or other risk transfer mechanisms, such as our existing disaster recovery and business continuity plans, be insufficient to recover all costs, we could experience a material adverse effect on our business, results of operations, financial position and cash flows.

Technology failures or cyber security breaches or other unauthorized access to our information technology systems or sensitive or proprietary information could have an adverse effect on the Company’s business and operations.

We rely on information technology systems to process, transmit, store and protect electronic information. For example, a significant portion of the communications between our personnel, customers, suppliers and vendors depends on information technology and we rely on access to such information systems for our operations. Additionally, we rely on third-party service vendors to execute certain business processes and maintain certain information technology systems and infrastructure. The security measures in place may not prevent disruptions, failures, computer viruses or other malicious codes, malware or ransomware incidents, unauthorized access attempts, theft of intellectual property, trade secrets, or other corporate assets, denial of service attacks, phishing, hacking by common hackers, criminal groups or nation-state organizations or social activist (“hacktivist”) organizations and other cyber-attacks or other privacy or security breaches in the information technology, phone systems or other systems (whether due to third-party action, bugs or vulnerabilities, physical break-ins, employee error, malfeasance or otherwise) of the Company, our customers or third parties, which could adversely affect our communications and business operations. Further, events such as natural disasters, fires, power outages, systems failures, telecommunications failures, employee error or malfeasance or other catastrophic events could similarly cause interruptions, disruptions or shutdowns, or exacerbate the risk of the failures described above. These risks may be increased as more employees work from home. We may not have the resources or technical sophistication to anticipate, prevent or detect rapidly evolving types of cyber-attacks and other security risks. Attacks may be targeted at us, our customers, suppliers or vendors, or others who have entrusted us with information. To date, the Company has not experienced any material impact to the business or operations resulting from information or cybersecurity attacks. However, because of the frequently changing attack techniques, along with the increased volume, persistence and sophistication of the attacks, the Company may be adversely impacted in the future. Because such techniques change frequently or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement sufficient control measures to defend against these techniques. Once a security incident is identified, we may be unable to remediate or otherwise respond to such an incident in a timely manner. While the Company has policies and procedures in place, including system monitoring and data back-up processes to prevent or mitigate the effects of these potential disruptions or breaches, security breaches and other disruptions to information technology systems could interfere with our operations. Any failure to maintain, or disruption to, our information technology systems, whether as a result of cybersecurity attacks or otherwise, could damage our reputation, subject the Company to legal claims and proceedings or remedial actions, create risks of violations of data privacy laws and regulations and cause us to incur substantial additional costs. Existing or emerging threats may have an adverse impact on our systems or communications networks and, further, technological enhancements to prevent business interruptions could require increased spending. Furthermore, security breaches pose a risk to confidential data and intellectual property, which could result in damage to our competitiveness and reputation. The costs, potential monetary damages and operational consequences of responding to cyber incidents and implementing remediation measures may not be covered by any insurance that we may carry from time to time. We cannot predict the degree of any impact that increased monitoring, assessing, or reporting of cybersecurity matters would have on operations, financial conditions and results.

From time to time, we may implement new technology systems or replace and/or upgrade our current information technology systems. These upgrades or replacements may not improve our productivity to the levels anticipated and may subject us to inherent costs and risks associated with implementing, replacing and updating these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new systems or of integrating new systems into other existing systems.

We rely on direct electronic interfaces with some of our key customers, suppliers and vendors. Cyber security breaches or technology failures at our customers could result in changes to timing and volume of orders. Additionally cyber security breaches or technology failures at our suppliers or vendors could impact the timing or availability of key materials that could negatively impact our ability to deliver products to our customers.

We could incur substantial costs as a result of data protection concerns.

The interpretation and application of data protection laws in the U.S. and Europe, including, but not limited to, the General Data Protection Regulation (the “GDPR”) and the California Consumer Privacy Act (the “CCPA”) and elsewhere are uncertain and evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. Complying with these various laws is difficult and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Further, although we have implemented internal controls and procedures designed to ensure compliance with the GDPR, CCPA and other privacy-related laws, rules and regulations (collectively, the “Data Protection Laws”), our controls and procedures may not enable us to be fully compliant with all Data Protection Laws.

Federal contracting is subject to significant regulation, including rules related to bidding, billing and accounting and any non-compliance could subject us to fines and penalties.

Like all government contractors, we are subject to risks associated with this contracting. These risks include the potential for substantial civil and criminal fines and penalties. These fines and penalties could be imposed for failing to follow procurement integrity and bidding rules, employing improper billing practices or otherwise failing to follow cost accounting standards, receiving or paying kickbacks or filing false claims. We have been, and expect to continue to be, subjected to audits and investigations by government agencies. The failure to comply with the terms of our government contracts could harm our business reputation, which could significantly reduce our sales and earnings. It could also result in our suspension or debarment from future government contracts, which would adversely affect our business, financial condition, results of operations and cash flows. Moreover, U.S. Government purchasing regulations contain a number of operational requirements that apply to entities engaged in government contracting. Failure to comply with such government contracting requirements could result in civil and criminal penalties that could have a material adverse effect on the Company’s results of operations.

If we are unable to adapt to technological change, demand for our products may be reduced.

The technologies related to our products have undergone and in the future may undergo, significant changes. To succeed in the future, we must continue to design, develop, manufacture, assemble, test, market and support new products and enhancements and we may not be able to do so successfully, if at all, or on a timely, cost effective, or repeatable basis. Our competitors may develop technologies and products that are more effective than those we develop or that render our technology and products obsolete or noncompetitive. Furthermore, our products could become unmarketable if new industry standards emerge. We may need to modify our products significantly in the future to remain competitive and new products we introduce may not be accepted by our customers.

Risks Related to Our Common Stock and this Offering

Our common stock is currently listed on the OTC Marketplace and has experienced limited trading.

Shares available to trade on the OTC Marketplace have been extremely limited as approximately 98% of the Company outstanding stock is restricted from trading under SEC rules. As such, we cannot predict the extent to which investor interest in us will lead to the development of a more robust trading market on the                  . The offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters and may not be indicative of the price at which shares of our common stock will trade on                 after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering.

Our stock price may be volatile and purchasers of our common stock could incur substantial losses.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:

●	actual or anticipated changes or fluctuations in our results of operations;

●	the guidance we may provide to analysts and investors from time to time and any changes in, or our failure to perform in line with, such guidance;

●	announcements by us or our competitors of new offerings or new or terminated contracts, commercial relationships or capital commitments;

●	industry or financial analyst or investor reaction to our press releases, other public announcements and filings with the SEC;

●	rumors and market speculation involving us or other companies in our industry;

●	future sales or expected future sales of our shares of our common stock;

●	investor perceptions of us and the industries in which we operate;

●	price and volume fluctuations in the overall stock market from time to time;

●	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

●	failure of industry or financial analysts to maintain coverage of us, the issuance of new or updated reports or recommendations by any analysts who follow our company, or our failure to meet the expectations of investors;

●	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

●	litigation involving us, other companies in our industry or both, or investigations by regulators into our operations or those of our competitors;

●	developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual or proprietary rights;

●	announced or completed acquisitions of businesses or technologies, or other strategic transactions by us or our competitors;

●	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	actual or anticipated changes in our management or our board of directors;

●	general economic conditions and slow or negative growth of our target markets; and

●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

The stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies, particularly following a public offering of a company with a small public float. There is the potential for rapid and substantial price volatility of our common stock following this offering. These broad market factors may seriously harm the market price of our common stock, regardless of our actual or expected operating performance and financial condition or prospects, which may make it difficult for investors to assess the rapidly changing value of our common stock.

As the offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase common stock in this offering, you will pay more for your shares of common stock than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $             per share to new investors purchasing our shares of common stock in this offering, based on an assumed initial offering price $            , which is the midpoint of the price range set forth on the cover page of this prospectus. In addition, you will experience further dilution to the extent that our shares are issued upon the exercise of any warrants or exercise of stock options under any stock incentive plans. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon completion of this offering.

Future sales of substantial amounts of our common stock or securities convertible into or exchangeable or exercisable for shares of common stock, either by us or by our existing stockholders, or the possibility that such sales could occur, could adversely affect the market price of our common stock.

Future sales in the public market of shares of our common stock or securities convertible into or exchangeable or exercisable for shares of common stock, shares held by our existing stockholders or shares issued upon exercise of our outstanding stock options or warrants, or the perception by the market that these sales could occur, could lower the market price of our common stock or make it difficult for us to raise additional capital.

Your percentage ownership in our Company may be diluted by future issuances of our common stock, which could reduce your influence over matters on which stockholders vote.

After this offering, we will have approximately               shares of common stock authorized but unissued. Our certificate of incorporation authorizes us to issue these shares of common stock, other equity or equity-linked securities, options and other equity awards relating to our common stock for the consideration and on the terms and conditions established by our Board in its sole discretion, whether in connection with acquisitions or otherwise. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock, if any.

In the future, we may also issue our common stock in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market after this offering, or the perception that such sales could occur, including sales by our founders, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have a total of                    shares of our common stock outstanding (or                         shares if the underwriters exercise their option to purchase additional shares). Of the outstanding shares, the                  shares sold in this offering (or               shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding                       shares of common stock held by our existing stockholders after this offering will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act. In addition, we, our executive officers, directors and all of our stockholders will have signed lock-up agreements with the underwriters that, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 12 months for Officers and Directors and 180 days for all other shareholders of more than 1000 shares following the date of this prospectus.                               , in their sole discretion and at any time without notice, may release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144.

We do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of your shares of common stock for return on your investment.

We have paid no cash dividends on any class of our stock to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

There is no minimum capitalization required in this offering.

We cannot assure that all or a significant number of Shares will be sold in this offering. If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors could lose their investment in us.

Risks Related to Legal Matters

Our inability to adequately enforce and protect our intellectual property or defend against assertions of infringement could prevent or restrict our ability to compete.

We rely on proprietary knowledge and technology, both internally developed and acquired, in order to maintain a competitive advantage. Our inability to protect and defend against the unauthorized use of these rights and assets could have an adverse effect on our results of operations and financial condition. Our proprietary rights in the United States or abroad may not be adequate and others may develop technologies similar or superior to our technology or design around our proprietary rights. This litigation could result in significant costs and divert our management’s focus away from operations.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because technology companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

General Risks

We face risks related to health pandemics, epidemics, outbreaks and other public health crises, such as the COVID-19 pandemic.

A significant public health crisis, such as the COVID-19 pandemic, could cause an adverse impact on our employees and operations and have a long-term impact on our business. Numerous uncertainties have risen from the public health crises in the past, including resurgences and the emergence and spread of variants, actions that may be taken by governmental authorities in response to public health crises, the efficacy and public acceptance of vaccines and unintended consequences of the foregoing. Our ability to predict and respond to future changes resulting from potential health crises is uncertain. Even after a public health crisis subsides, there may be long-term effects on our business practices that could severely disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Investments in small businesses are often risky.

Small businesses may depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company’s profitability. The demand for the Company’s product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations and other potential impediments to growth.

The Company may need additional capital, which may not be available.

The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital, it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

The Company has broad discretion in how the Company use the net proceeds of an offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our securities or enhance stockholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our product, or continue our operations.

Our principal shareholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the company.

Our founders, executive officers, directors and other principal shareholders, in the aggregate, beneficially own 9,696,865 shares of common stock equal to approximately 87% of shares outstanding, as of September 12, 2024. If all             shares are sold in this offering, that same group will hold approximately             % of shares outstanding, assuming no exercise by the underwriters of their overallotment option. These shareholders currently have, and likely will continue to have, significant influence with respect to the election of our board of directors and approval or disapproval of all significant corporate actions. The concentrated voting power of these shareholders could have the effect of delaying or preventing an acquisition of the company or another significant corporate transaction.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, the market price for our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common stock to decline.

We will incur increased costs as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002 (“SOX’’), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements and other applicable securities rules and regulations impose various requirements on U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more expensive for us to obtain director and officer liability insurance, which in tum could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors. In addition, these rules and regulations are often subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Pursuant to Section 404 of SOX (“Section 404”), we will be required to furnish a report by our senior management on our internal control over financial reporting.

While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an emerging growth company, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the end of our prior second fiscal quarter and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may elect not to avail ourselves of this exemption from new or revised accounting standards and, therefore, may be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company’s management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company’s current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company’s failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Company’s growth relies on market acceptance.

While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company’s product offerings. In such event, there may be a material adverse effect on the Company’s results of operations and financial condition and the Company may not be able to achieve its business goals.

The Company’s founders, directors and executive officers own or control a majority of the Company.

Additionally, the holdings of the Company’s directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company’s other shareholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring shareholder approval, irrespective of how the Company’s other shareholders, including purchasers in the offering, may vote, including the following actions:

●	to elect or defeat the election of the Company’s directors;

●	to amend or prevent amendment of the Company’s Certificate of Incorporation or By-laws;

●	to effect or prevent a merger, sale of assets or other corporate transaction; and

●	to control the outcome of any other matter submitted to the Company’s shareholders for vote.

Such persons’ ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company’s stock price or prevent the Company’s shareholders from realizing a premium over the Company’s stock price.

Our operating results may continue to be adversely affected as a result of unfavorable market, economic, social and political conditions.

An unstable global economic, social and political environment may have a negative impact on demand for our services, our business and our operations, including the U.S. economic environment. The economic, social and political environment has or may negatively impact, among other things:

●	current and future demand for our services;

●	price competition for our products and services;

●	availability of Government funding.

Our Board will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our articles of incorporation, in conjunction with our Bylaws authorize our Board, without the approval of our stockholders, to issue $10 million dollars of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our articles of incorporation, as shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our management may use the proceeds of this offering in ways with which you may disagree or that may not be profitable.

Although we anticipate using the net proceeds from this offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. You may not agree with the manner in which our management chooses to allocate and use the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements under the “Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “aim,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “predict,” “will” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	our business’ strategies and investment policies;

●	our projected financial position and estimated cash burn rate;

●	our estimates regarding expenses, future revenues and capital requirements;

●	our ability to continue as a going concern;

●	our business’ financing plans and the availability of capital

●	the risks associated with potential acquisitions by us;

●	our ability to compete in the global space industry;

●	potential growth opportunities available to our business

●	our ability to obtain and maintain intellectual property protection for our current products and services;

●	our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

●	the possibility that a third party may claim we have infringed, misappropriated or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against these claims;

●	our reliance on third-party suppliers and manufacturers;

●	the impact of future legislation and regulatory changes on our business

●	the effects of competition on our business;

●	our ability to expand our organization to accommodate potential growth

●	the recruitment and retention of our officers and employees; and

●	the potential for us to incur substantial costs resulting from lawsuits against us and the potential for these lawsuits to cause us to limit our commercialization of our products and services; and

●	the numerous risks and uncertainties described under “Risk Factors.

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this Prospectus to conform our prior statements to actual results or revised expectations and we do not intend to do so.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $            million, after deducting the estimated underwriting discount and estimated offering expenses payable by us, based on an assumed public offering price of $            per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase of additional shares in full, we estimate that the net proceeds to us from this offering will be approximately $             million, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price of $            per common share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of            in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, by $            million, assuming the assumed public offering price stays the same.

We currently expect to use the net proceeds from this offering for the following purposes:

●	Approximately $ million for our research and development efforts to augment hardware, payload and mission system offerings;

●	Approximately $ million for sales, marketing and business development activities;

●	Approximately $ million for new and upgraded facilities, infrastructure, quality and process management systems;

●	Approximately $ million for increased vertical integration, including in-house boom, release mechanism and other key component manufacturing;

●	Approximately $ million for general and administrative corporate purposes, including enhancements to financial and contracts management capabilities.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. Amounts and timing of our actual expenditures will depend upon a number of factors, including our sales, marketing and commercialization efforts, demand for our products, operating costs and other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Based on our current plans, we believe that our existing cash, cash equivalents and short-term deposits, together with the net proceeds of this offering, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through the end of 2026. We have based this estimate on assumptions that may prove to be incorrect and we could use our available capital resources sooner than we currently expect.

Pending our application of the net proceeds from this offering, we plan to invest such proceeds in short-term, investment-grade, interest-bearing securities and depository institutions.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth Heliospace’s cash and cash equivalents and its capitalization as of October 31, 2023:

●	on an actual basis;

●	on a pro forma basis after giving effect to the reverse acquisition between Heliospace and Web3.

●	on a pro forma as adjusted basis after giving effect to (i) the reverse acquisition between Heliospace and Web3 and (ii) the issuance and sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and (iii) the application of the net proceeds to us therefrom as described under “Use of Proceeds.”

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and related notes thereto included elsewhere in this prospectus.

	October 31, 2023
	Heliospace Actual	Pro Forma(1) (unaudited)	Pro forma as adjusted(2) (unaudited)
Cash and cash equivalents	$504,335	$512,898
Debt:
Notes Payables -Shareholders	$427,103	$427,103
Total debt	$427,103	427,103
Stockholders’ equity:
Preferred stock, $0.0001 par value, no shares authorized, issued or outstanding, actual; 20,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, no par value, 44,000,000 shares authorized, 16,000,000 shares issued and outstanding actual and shares issued and outstanding pro forma	$1,600	41,819
Additional paid-in capital	31,656	—
Retained Earnings	920,647	920,647
Total stockholders’ equity	953,903	962,466
Total capitalization	$1,381,006	1,389,569

(1)	Gives effect to the reverse acquisition between Heliospace Corporation and Web 3 Corporation as if the reverse merger occurred on October 31, 2023
(2)	Gives additional effect to (i) the reverse acquisition between Heliospace and Web3, (ii) the issuance and sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and (iii) the application of the net proceeds to us therefrom as described under “Use of Proceeds.”

The number of shares of common stock that will be outstanding after this offering is based on 16,000,000 shares outstanding as of October 31, 2023 and excludes:

●	1,422,307 shares issuable upon the exercise of options to employees under our incentive option plans outstanding as of such date, at a weighted average exercise price of $0.146 of which 997,041 were vested as of such date;

●	250,000 shares may be issued upon the conversion of $500,000 of outstanding promissory notes with a conversion price of $2.00 per share;

●	shares that may be issued upon the conversion of an additional $500,000 of outstanding promissory notes, at a conversion price equal to $ per share, which represents a thirty percent (30%) discount to $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus; and

●	Up to 5% of aggregate number of shares sold in this Offering issuable upon exercise of the representative’s warrants to purchase our shares at 125% of final offering price per share to be issued to the representative of the underwriter upon the closing of this offering.

Unless otherwise indicated, all information in this prospectus (other than in the audited financial statements included elsewhere in this prospectus) assumes or gives effect to:

●	No exercise of the warrants or options, as described above;

●	No exercise by the underwriter of its option to purchase up to an additional shares from us in this offering to cover over-allotments, if any;

●	No exercise of the representative’s warrants to be issued upon consummation of this offering;

●	An assumed offering price of $ , which is the midpoint of the price range set forth on the cover page of this prospectus.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per common share in this offering and the pro forma as adjusted net tangible book value per share of common stock after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the net tangible book value per share of common stock. As of October 31, 2023, we had a historical net tangible book value of $953,903, or $(0.085) per common share. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding on October 31, 2023.

Our pro forma net tangible book value as of October 31,2023, giving effect to (i) the offering of              shares of our common stock, was $                      million, or $               per common share based on an assumed public offering price $             , which is the midpoint of the price range set forth on the cover page of this prospectus. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of the shares to be issued and outstanding immediately after this offering as shown above assumes that all shares offered hereby are sold.

Assumed initial public offering price per share of our common stock			$
Historical net tangible book value (deficit) per share of our common stock as of October 31, 2023		$(0.085)
Increase in tangible book value per share attributable to new investors purchasing shares of our common stock in this offering	$
Pro forma net tangible book value per share of our common stock after giving effect to this offering			$
Dilution per share of our common stock to new investors in this offering			$

Assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us, a $             increase (decrease) in the assumed initial public offering price of $             per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma tangible book value attributable to new investors purchasing shares in this offering by $             per share and the dilution to new investors by $             per share and increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering by $             per share.

The following table summarizes, on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discount and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Average Price Per
(in thousands, except percentages)	Number	Percent		Amount		Percent		Share
Existing stockholders	11,194,633		%		$962,466		%	$.09

New investors			%	$			%	$
Total		100.0%				$100.0%		$

If the underwriters were to exercise their option to purchase additional shares of our common stock from us in full, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons as of would be             % and the percentage of shares of our common stock held by new investors would be             %.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $        increase (decrease) in the assumed initial public offering price of $             per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $              million, $             million and $        per share, respectively.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors. Except as otherwise indicated, the above discussion and tables are based on 16,000,000 shares of our common stock outstanding as of October 31, 2023.

The number of shares of common stock that will be outstanding after this offering is based on 16,000,000 shares outstanding as of October 31, 2023 and excludes:

●	1,422,307 shares issuable upon the exercise of options to employees under our incentive option plans outstanding as of such date, at a weighted average exercise price of $0.146 of which 997,041 were vested as of such date;

●	250,000 shares may be issued upon the conversion of $500,000 of outstanding promissory notes with a conversion price of $2.00 per share;

●	shares that may be issued upon the conversion of an additional $500,000 of outstanding promissory notes, at a conversion price equal to $ per share, which represents a thirty percent (30%) discount to $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus; and

●	Up to 5% of aggregate number of shares sold in this Offering issuable upon exercise of the representative’s warrants to purchase our shares at 125% of final offering price per share to be issued to the representative of the underwriter upon the closing of this offering.

Unless otherwise indicated, all information in this prospectus (other than in the audited financial statements included elsewhere in this prospectus) assumes or gives effect to:

●	No exercise of the warrants or options, as described above;

●	No exercise by the underwriter of its option to purchase up to an additional shares from us in this offering to cover over-allotments, if any;

●	No exercise of the representative’s warrants to be issued upon consummation of this offering;

●	No conversion of any of our $1,000,000 in convertible notes outstanding at the effective time of the offering; and

●	An assumed offering price of $ , which is the midpoint of the price range set forth on the cover page of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Statements in the following discussion and throughout this registration statement that are not historical in nature are “forward-looking statements.” You can identify forward-looking statements by the use of words such as “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” and similar expressions. Although we believe the expectations reflected in these forward-looking statements are reasonable, such statements are inherently subject to risk and we can give no assurances that our expectations will prove to be correct. Actual results could differ from those described in this registration statement because of numerous factors, many of which are beyond our control. These factors include, without limitation, those described under “Risk Factors.” We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect actual outcomes. Please see “Forward Looking Statements” at the beginning of this registration statement.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto and other financial information appearing elsewhere in this registration statement. We undertake no obligation to update any forward-looking statements in the discussion of our financial condition and results of operations to reflect events or circumstances after the date of this registration statement or to reflect actual outcomes.

Overview of Operations

Heliospace Corporation (“Heliospace”), our wholly owned subsidiary, was incorporated on March 6, 2018 as a Delaware corporation. Heliospace is an aerospace company offering wide ranging solutions including space qualified hardware, systems engineering, analysis, management, and integration & test services for space missions. The customer base ranges from NASA and foreign space agencies to private companies, foundations, Universities, and non-profits.

Heliospace designs, fabricates, assembles and tests space qualified hardware. Examples of this product line include the radar antennas for the upcoming NASA Europa Clipper mission, the antennas for the SunRISE CubeSat constellation, and deployable systems and sensors for numerous lunar landers and the Mars Sample Return program. Heliospace also provides systems engineering, integration and test, and mission formulation services. Examples of this service include support for the design, testing, and launch of the James Webb Space Telescope, formulation and design of the Roman Space Telescope, Habworlds Observatory, Mars Sample Return, and the Atmospheric Observing System.

On January 3, 2024, there was a change of control of the Company. On that date, Heliospace Corporation consummated a transaction pursuant to which it was acquired by the Web3 Corporation f/k/a Stirling Bridge Group, Inc. (“Web3”), by way of a reverse acquisition. As a result, 100% of Heliospace’s outstanding stock was exchanged for the issuance of 9,795,733 new shares of our common stock to the owners of Web3, now known as Helio Corporation. Helio Corporation owners now own 90% of the issued and outstanding common shares of the Company.

Results of Operations of Heliospace

Comparison of the twelve months ended October 31, 2023 to the twelve months ended October 31, 2022

The following discussion of the results of operations is that of Heliospace as stand-alone entity prior to the change in control transaction. Heliospace is the accounting acquirer in the change of control transaction and will represent most of the operations of the combined company going forward. Web 3, now known as Helio Corporation, the legal acquiror (the “Parent”), will be the parent company post combination. Prior to the combination, the Parent’s operations consisted solely of expenses necessary to administer the entity as a public Company

The following table provides certain selected financial information of Heliospace for the periods presented:

	Twelve Months Ended October 31,
	2023	2022	Change	%
Revenue	$9,209,329	$8,363,600	$845,729	10%
Selling expenses	5,686,991	5,888,945	(201,954)	(3)%
Other operating expenses	3,461,997	2,510,938	951,059	38%
Operating income	60,881	(36,283)	97,164	268%
Other expense	(35,153)	(9,747)	25,406	261%
Net income (loss)	$25,728	$(46,030)	$71,758	156%

Revenue

The increase in revenue of 10% for the twelve months ended October 31, 2023 to $9,209,329, as compared to $8,363,600 for the twelve months ended October 31, 2022, was driven by increase in demand due to government contract growth of the space sector as a whole. For the twelve months ended October 31,2023, we serviced 11 overall customers, of which 1 was a direct government customer and 1 was a private foundation. There were 5 commercial and 4 non/not-profit customers that we manufactured products as a subcontractor for their government customer. For the twelve months ended October 31,2022, we serviced 12 customers, of which 1 was a direct government customer. There were 6 commercial customers and 5 non/not-for-profit customers that we manufactured products as a subcontractor for their government customer.

Selling expenses

The decrease in selling expenses of 3% for the twelve months ended October 31, 2023 to $5,686,991, as compared to $5,888,945 for the twelve months ended October 31, 2022, was driven by increased efficiency at higher business volume.

Operating Expenses

	Twelve Months Ended October 31,
	2023	2022	Change	%
Operating expenses
Professional fees	$78,007	$36,026	$41,981	117%
Facilities expense	917,348	436,877	480,471	110%
Depreciation	19,506	18,262	1,244	7%
Other general and administrative	2,447,136	2,019,773	427,363	21%
Total	$3,461,997	$2,510,938	$951,059	38%

Overall operating expenses increased by $951,059, or 38%, to $3,461,997 for the twelve months ended October 31, 2023, as compared to $2,510,938 for the twelve months ended October 31, 2022, which is primarily attributed to increased general and administrative costs and facilities costs. General and administrative costs increased due to expanded research & development, which we classify under “general and administrative,” largely due to expanded business development, including pre-fundraising activities Facilities costs increased due to expansion into a new facility in order to continue to fulfill contracts.

Liquidity and Capital Resources

The Company has experienced negative cash flows from operations due to its business growth with trade receivables increasing 32% in the past 12 months. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. There can be no assurance as to the availability, if any, or terms upon which such financing and capital might be available in the future.

As of October 31, 2023, we had cash of $504,335, a reduction of $124,436 from the October 31,2022 balance of $628,771. The decrease was due to cash used in financing activities of $139,917, principally from lease payments, and purchase of property and equipment offset by proceeds from notes payable of $67,065.

In fiscal years 2022 and 2023, the Company issued unsecured notes to certain shareholders with an aggregate principal amount of $400,000, bearing simple interest at between 6.5% and 10.50% per annum, to meet working capital and cash flow management needs. $350,000 of these notes mature in 2025, and the remaining $50,000 mature in 2026.

Capital Raised Since October 31, 2023

On February 26, 2024 and March 1, 2024, the Company issued unsecured notes to certain shareholders with an aggregate principal amount of $160,000, bearing simple interest at between 10.66% and 11.25% per annum, to meet working capital and cash flow management needs, of which $150,064 remains outstanding as of the date of this prospectus. These notes mature in 2027.

On March 12, 2024, the Company issued an unsecured note to a private investor in the principal amount of $150,000, bearing simple interest at 12% per annum, to meet working capital and cash flow management needs. This note matures on December 12, 2024.

On March 18, 2024 (as amended June 18, 2024), the Company issued to a private investor an unsecured, convertible promissory note with an original principal amount of $450,000, bearing simple interest at 9.75% per annum, payable March 18, 2026, and convertible into common stock at a price of $2.00 per share at any time within the term of the note, however conversion must occur prior to filing of the final version of this prospectus with the SEC. If this note does not convert, the note will remain outstanding indebtedness of the Company, but no longer convertible. If converted, the shares of common stock would be subject to a six month lock up from the closing date of this offering.

Also on March 18,2024 the Company the Company issued to a private investor an unsecured, convertible promissory note with an original principal amount of $50,000, bearing simple interest at 9.75% per annum, payable March 18, 2026, and convertible into common stock at a price of $2.00 per share at any time within the term of the note, however conversion must occur prior to filing of the final version of this prospectus with the SEC. If this note does not convert, the note will remain outstanding indebtedness of the Company, but no longer convertible. If converted, the shares of common stock would be subject to a six month lock up from the closing date of this offering.

On July 31, 2024, the Company issued to two private investors, two secured, convertible promissory notes, each in the principal amount of $250,000 (for an aggregate principal amount of $500,000), bearing simple interest at 13% per annum, payable April 30, 2025. Each note is convertible into common stock at a thirty percent (30%) discount to the final price per share of the common stock sold in this offering; provided, however, that the noteholder must convert a minimum of twenty-five percent (25%) of the principal amount of the note, and the conversion must occur prior to filing of the final version of this prospectus with the SEC. If these notes do not convert, they will remain outstanding indebtedness of the Company, but no longer convertible. If converted, the shares of common stock issued upon conversion would be subject to a six-month lock-up from the closing date of this offering. Each of these notes is secured by a first lien on all accounts receivable owned or held by the Company and, as additional and secondary collateral for the payment of each note, Greg Delory has pledged 150,000 shares of his common stock in the Company. This pledge shall become active and enforceable only if the payee has first liquidated and collected all monies under the accounts receivable pledge, and there remains a shortfall. The stock pledge does not constitute a personal guarantee by Greg Delory of the obligations under these notes.

Interest on all of the above notes accrues and is paid at maturity. Upon the occurrence and during the continuance of any default by the Company under any of the above notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable.

As a result of these activities, management believes the Company has adequate cash on hand and receivables available to fund operations over the next 12 months.

Cash Flows

Twelve months ended October 31, 2023, and October 31, 2022

	Twelve Months Ended October 31,
	2023	2022	Change
Cash provided by (used in) operating activities	$89,052	$(107,162)	$(10,730)
Cash provided by (used in) investing activities	$(73,571)	$(29,354)	$(44,217)
Cash provided by (used in) financing activities	$(139,917)	$(11,829)	$(128,088)
Cash on hand	$504,335	$628,771	$(124,436)

Cash Flow from Operating Activities

For the twelve months ended October 31, 2023, net cash flows provided by operating activities was $89,052 compared to $107,162 used to fund operations for the twelve months ended October 31, 2022.

Cash flows provided by operating activities for the twelve months ended October 31, 2023 were mainly due to right of use amortization of $280,068 and increased accrued compensation of $166,070 offset by an increase in accounts receivable of $419,934.

For the twelve months ended October 31, 2022, net cash used in operating activities was $107,162. During the twelve months ended October 31, 2022, we had a net loss of $46,030 and an accounts receivable of $242,410, which was offset, in part, by right of use amortization of $178,860, accrued compensation of $127,520, and depreciation of $80,959.

Cash Flows from Financing Activities

During the twelve months ended October 31, 2023, net cash used in financing activities was $139,917, which included lease payments of $206,944 offset by $67,027 in net proceeds from a note payable.

During the twelve months ended October 31, 2022, net cash used in financing activities was $11,829, which included the paydown of debt in the amount of $232,592, lease payments of $129,237 offset by repayment of notes payable in the amount $232,592.

Material Cash Commitments The Company’s material future cash commitments, to be paid from cash flows from operations, are to repay its current debt obligations and payments under leases for its facilities. The Company does not have any material commitments for capital expenditures. The following table shows the material future commitments for the years ending October 31:

Year ended October 31,	Leases	Debt	Total
2024	$497,428	$17,103	$514,531
2025	503,124	1,050,000	1,553,124
2026	477,296	542,965	1,020,261
2027	283,626	107,099	390,725
2028	—	10,000	10,000
Total	$1,761,474	$1,727,167	$3,488,641

The material future cash commitments reflected in the table above assume that none of the $1,000,000 of our outstanding convertible notes is converted into shares of our common stock. If these notes do not convert prior to filing of the final version of this prospectus with the SEC, they will remain outstanding indebtedness of the Company, to be paid from cash flows from operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

●	Revenue Recognition

●	Inventory

●	Lease Accounting

Revenue Recognition

Revenues from fixed price contracts that are still in progress at month end are recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on these contracts. Revenue from fixed price contracts and time-and-materials contracts that are completed in the month the work was started are recognized when the work is shipped.

Revenue related to contracts with customers is evaluated utilizing the following steps: (i) Identify the contract, or contracts, with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; (v) Recognize revenue when the Company satisfies a performance obligation.

Inventory

Inventory consists of work in progress and consists of estimated revenue calculated on a percentage of completion based on direct labor and materials in relation to the total contract value. The Company does not maintain raw materials nor finished goods.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities — current, and operating lease liabilities — noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations.

BUSINESS

Company Overview

Helio Corporation is a technology, engineering and research and development (R&D) holding company serving commercial, government and non-profit organizations. Our wholly owned subsidiary, Heliospace Corporation (“Heliospace”), is an aerospace company specializing in the design, engineering, assembly and test of space flight qualified hardware and provides systems engineering, modeling, analysis, integration and test services to customers in government, commercial, private and non-profit markets. With deep expertise in civil space missions combined with a growing business serving commercial companies and our founder’s extensive background in advanced payloads for defense, our primary company objective is to enable humanity’s pursuit of the scientific and commercial development of space.

The cost of access to space has seen dramatic reductions in the past decade. The domain of space activities, once confined to low-earth and geostationary orbit, now extends to the Moon and beyond. There is a growing need for a diversity of systems and approaches tailored to unique applications and environments. With our current existing hardware, services and solutions, we aim to fill the needs and demands of these growing commercial and government activities in an agile, cost-effective and innovative manner.

Market Overview

The global space marketplace is projected to grow from $350 billion today to over $1 trillion by 2040 (Morgan Stanley, Citi forecast, 2021-2022). We believe the growing recognition of the commercial potential of in-space activities, sustained science and technology efforts by both government and private entities, together with defense agency priorities driven by increasing geopolitical concerns will continue to accelerate this trend. Our target market, Satellite System Manufacturing, is expected to have an average market size per year of $6.6 billion for Science & Technology, $2.75 billion for Earth Observation, $8.5 billion for Space Domain Awareness and $2.25 billion for In-Orbit Services from 2025 through 2030 (according to Northern Sky Research, Q4 2022 projections). We intend to continue expansion into the Science & Technology segment, for which we have a significant foothold with our existing products and services, to then develop new opportunities in Earth Observation and Space Domain Awareness for commercial, private and government organizations.

The market for space hardware, systems and services is highly fragmented, with few scaled, capable competitors. The capabilities of existing players have been shaped by longstanding government procurements as well as the established communications and navigation equipment markets. There has been significant consolidation over the past few decades, resulting in fewer and less agile or innovative organizations. Cost control, performance and quality remain a challenge for some established incumbents. Meanwhile, the rapidly growing space economy will present a host of new applications and revenue opportunities that many current hardware and services providers are ill equipped to address. To succeed in this evolving market, aerospace companies in particular must be both innovative and agile to answer the needs of emerging new applications and customers. Heliospace aims to expand into these growing market segments by offering responsive, tailored solutions to both established and new customers.

Current Hardware and Services Capabilities

Heliospace has successfully scaled as a space hardware and services company providing solutions to government, commercial and non-profit customers. This includes hardware and services for over three active space missions and hardware deliveries for over four additional missions launching in the near term. We leverage decades of management experience developing hardware capabilities that were successfully used in space for NASA and other space agencies and organizations. Our current commercial-stage hardware includes deployable mechanisms, antennas, booms, structures, and sensors. Our hardware is generally custom designed to customer specifications, assembled, tested and delivered fully qualified and ready for flight as a complete end-to-end solution. Hardware development occurs at our main facility in Berkeley, California, with over 20,000 sq ft of facilities including assembly and test areas, R&D labs, clean rooms, and thermal-vacuum test equipment. Heliospace leverages existing relationships with an array of vendors and suppliers vetted under our internal quality control processes to support hardware construction. Our hardware production capabilities encompass a wide range of cost and performance, capable of meeting high reliability NASA flagship-class mission requirements down to innovative, low-cost solutions for emerging companies. Customers are typically engaged on a per-project basis with hardware solutions built to individual custom specifications. Project sizes range from large, $10 million+ contracts under cost-plus or fixed price terms paid monthly or by milestones, to small low cost solutions costing in the $100,000 - $200,000 range performed under purchase order terms and paid at final delivery.

Examples of our space qualified hardware deliveries include:

Deployable radar antennas on the NASA Europa Clipper mission, which will probe the subsurface of Europa

●	Technology developed by Heliospace provided a low mass, small form factor solution for the radar antennas required for the upcoming NASA Europa Clipper Mission. The mission is expected to launch in October 2024. When stowed, our antennas are sufficiently compact to mount on the spacecraft solar arrays, thus simplifying the design and saving NASA significant cost. When deployed, these large dipole antennas extend to more than 55 feet in length. Large deployable mechanisms present a continuing challenge in the space industry for which Heliospace has specialized expertise and demonstrated capability.

Low-cost antennas for the NASA SunRISE CubeSat constellation

●	Heliospace developed a solution to provide NASA with a high quantity of compact antennas that will deploy from a constellation of CubeSat class spacecraft on the SunRISE mission. The mission is expected to launch in 2025. The Heliospace solution enabled four antennas to deploy to over 8 feet in length from each cereal-box size SunRISE CubeSat. Compact, deployable antennas and booms for small spacecraft remain a challenge in the space industry, and Heliospace has just been awarded a NASA Small Business Innovation Research Award to further commercialize this technology for broader use throughout the industry.

Deployable sensors and mechanisms for use on three lunar landers as part of the NASA Commercial Lunar Payload Services program

●	Heliospace scientists and engineers developed a unique system that deploys four sensors on ballistic trajectories from a lunar lander at distances up to 60 ft, which will work with other instruments to explore the subsurface structure of the Moon. This unique solution is the first of its kind to be used in space for planetary geophysics investigations and has been selected to fly on two upcoming missions as part of the NASA Commercial Lunar Payload Services (CLPS) program.

●	Heliospace provided four deployable antennas for a NASA experiment in lunar radio astronomy which flew on the Intuitive Machines (IM-1) lunar mission. They were provided in record time using a simple purchase order requisition, delivered to NASA and successfully deployed in-flight and on the Moon during the IM-1 mission.

After expanding our market into the commercial realm in 2023, we are currently providing an antenna calibration system for a lunar orbiter being built by Firefly Aerospace.

●	Under contract with Firefly Aerospace, Heliospace is designing, building, and delivering a deployable dipole antenna for the Blue Ghost Transfer vehicle, a lunar orbit mission which will provide a radio frequency calibration source. The Heliospace solution displaced another vendor’s offering due to its heritage and performance. In an expansion of our previous offerings, Heliospace is responsible for both the mechanical and radiofrequency testing and performance of the delivered hardware.

Prototype mechanisms for the Mars Sample Return program

●	Heliospace utilized its specialized system-level capabilities and awareness of the NASA Mars Sample Return architecture to play a key role in the design and testing of sample handling hardware involving sample transfer from the rover to an ascent vehicle from the Martian surface, and the subsequent transfer of that sample to an orbiting vehicle for eventual return to Earth.

Heliospace Hardware Projects

Heliospace offers systems engineering, modeling & analyses, integration & test, verification, mission formulation and architecture and other services to NASA and commercial customers. These services span a complete integrated analysis suite including structural, thermal, electromagnetic, optical, deployables and other tools to optimize both system and mission design. Integration and test support includes system-level planning, coupled with personnel to assist or observe test flows and ensure proper verification of requirements. These services are typically provided on a per-project basis using Time and Materials contracts with monthly payments, and range in size from $100k to over $10M depending on system complexity, customer requirements, and schedule.

Examples of our services include:

Systems engineering, integration, test and operations support for the James Webb Space Telescope.

●	Heliospace has provided systems engineering support for the James Webb Space Telescope including system development and testing With the successful launch of Webb in 2021, Heliospace support has continued into the post-launch operational phase. This includes requirements, thermal, structural, deployables and optical system analyses, test and verification approach and results, and in-flight performance and anomaly resolution.

Systems Engineering for Roman Space Telescope, Habitable Worlds Observatory and Atmospheric Observing System, and Mars Sample Return.

●	Heliospace has provided systems engineering support for these NASA programs at the mission, spacecraft, and payload level. Activities include requirements definition, implementation, and verification, as well as thermal, structural, and other analyses. For Mars Sample Return, Heliospace provided unique insight and stringent eject dynamics performance analysis for the Honeybee Robotics Spin Eject Mechanism as well as formulation engineering of the Capture Containment and Return System for NASA.

Expansion into the commercial market includes systems engineering, analysis and architecture for the Blue Origin Mk I and II lunar landers.

●	Under a subcontract, Heliospace has provided system architecture studies, modeling, analysis, and recommendations for the Cargo Offloading Subsystem and Surface Access Subsystems as part of the Blue Origin lunar lander designs.

Heliospace Services Projects

Products and Services in Development

Based on the successful foundation of our current products and services, we are expanding our capabilities into advanced deployable systems, sensing and deployable payloads, mission systems architectures and integrated solutions including in-space deployments, robotics, assembly and servicing. These endeavors focus on the customer objectives for a given space application or mission, optimizing hardware, system design, payload and mission capabilities to enable customers to meet their stated objectives. Examples include payloads such as radar, optical and RF systems, payload integration and test, as well as mission formulation and implementation optimized for customer requirements for applications including remote sensing, science & technology missions, space domain awareness and in-space servicing. These offerings leverage system-level expertise and awareness, providing turn-key solutions to the growing space economy.

Examples of some candidate development areas for potential future products and services include:

Payloads such as radar, RF systems, and optical.

●	Orbital radar payloads and associated mission and system design is currently underway with Department of Defense (DoD) seed funding of $150,000 that was received, with follow-on opportunities in 2025 and beyond. Optical payload development is at an earlier stage, with a prototype demonstrator goal by the end of 2027. There is potential for other in-space assembly and servicing prototype payloads to follow. These solutions will be tailored to small to mid-sized spacecraft applications, where we anticipate significant growth in the marketplace.

Payload integration and test, mission formulation and implementation optimized for customer requirements.

●	Heliospace is currently under contract with a private client for a feasibility study of the mission formulation, implementation, and payload design for a dedicated lunar lander performing radio frequency observations on the far side of the Moon. Mission development is expected to start in 2025 and launch in mid-2028. Other partnered mission solutions with industry are in earlier stages of development.

Science & technology missions

●	Heliospace support of science and technology missions is currently well established with our hardware and service lines; we intend to expand these offerings into larger integrated solutions in terms of payload and mission design. Our initial entry into this part of the market started in 2023 with the NASA Mars Sample Return program, with additional opportunities anticipated by the end of 2025 for both NASA and commercial customers.

Space domain awareness

●	Heliospace has identified space domain awareness applications and opportunities involving RF and optical surveillance in the Earth-Moon domains. Discussions with Defense customers is ongoing, followed by RF payload design for missions of opportunity potentially starting in 2025.

The image below summarizes the company growth path including our current and future products, services and solutions.

Our Competitive Advantages

Heliospace has few direct competitors of similar size and capabilities that provide the breadth of products, solutions and expertise that we offer our customers. Given the market fragmentation, we face competition from different competitors across individual products and applications. Competition within our product offerings range from divisions of large corporations who are challenged by cost control and inflexibility, to small, privately held companies with singular capabilities that lack the infrastructure and capacity to scale. System-level, mission focused engineering combined with deep expertise in the production of space qualified hardware is what we believe will enable Heliospace to effectively scale from current offerings to comprehensive solutions for existing and new customers.

Our competitive advantages include the following:

●	Our experienced, award-winning leadership team is recognized in the field of space science, hardware and system development, with deep expertise in the implementation of space missions in government and commercial settings. The Heliospace company leadership has ensured that technical excellence and customer responsiveness is embedded throughout the organization to achieve mission success, as embodied by our best subcontractor of the year award from NASA JPL, NASA Agency Honor awards for work on the James Webb Space Telescope and repeat customers from NASA (2019-present).

●	We have established a successful capability in developing flight qualified instruments and space mechanisms, a challenging and specialized field for which there are few competitors. The Heliospace leadership team has overseen successful development of over 125 instruments and mechanisms on over 40 space flight missions throughout their careers, both at Heliospace and at the various other institutions at which members of our leadership team served, giving our products and methods extensive real-world testing and proven design heritage.

●	Heliospace is becoming a leader in the development of payloads and systems for lunar exploration, having delivered hardware for three lunar landers, providing system engineering support to the Blue Origin lunar landers, with two additional lunar spacecraft and lander hardware projects in progress. The Company’s founding team has deep expertise in lunar exploration and applications gained throughout their careers, which we believe competitively positions us to leverage new commercial transportation options to the Moon in order to further develop new initiatives in lunar science, exploration and domain awareness.

●	Leveraging our successful Small Business Innovation Research (SBIR) grants, government funding and our own resources, we have developed significant in-house processes and capabilities, including vertical integration of key technologies such as our unique SABER™ deployable booms, release mechanism development and unique assembly and testing capabilities that streamline our production while improving our cost effectiveness.

●	The Heliospace team possesses extensive system-level design expertise that transcends the niche offerings of market competitors, enabling us to provide comprehensive solutions that take into account the entire mission chain in the achievement of customer objectives. This system level awareness feeds into hardware and payload design to ensure mission success and enables our expansion into larger, more ambitious turnkey solutions as we gain new customers.

Company Growth Strategy

Our company growth strategy builds upon our successful hardware and services capabilities, which provides a source of recurring revenue, to expand into integrated payloads and complete solutions. Leveraging team experience, we aim to develop complete payloads and related systems built to fulfill customer objectives, guided by Heliospace specifications and systems engineering expertise. This progression naturally evolves to providing more turnkey solutions, including complete end-to-end space missions where we believe both higher revenue and margins are possible.

The continued growth of hardware and services is envisioned to leverage our existing connections to government agencies, with an increasing emphasis on catering to the needs of commercial entities. Firefly Aerospace and Honeybee Robotics are two examples of commercial customers for which we are providing hardware and services, and we anticipate reaching more through typical sales channels.

To date, our primary sales and marketing efforts have been undertaken by our executive officers and directors on our board of directors, utilizing their network and relationships within the aerospace industry. The Company intends to develop a more robust sales and marketing process, including hiring of sales personnel and deployment of a more comprehensive sales and marketing effort in terms of direct outreach to potential customers and partners within the industry.

Our pursuit of payloads and systems for commercial and government customers is underway using both NASA and Department of Defense (DoD) funding mechanisms for the development of dual commercial/government use cases through Small Business Innovation Research programs. DoD programs are a particular focus due to the speed of acquisition and the potential to match investor and government funds to co-develop emerging technologies of interest. Heliospace has been awarded a Phase I SBIR by DoD for a novel orbital radar solution and is pursuing follow-on Phase II opportunities. Heliospace was awarded two additional 2024 Phase I SBIR’s for enabling component technologies, with potential Phase II follow-on opportunities in 2025. Additional applications of advanced payloads we are targeting include Space Domain Awareness, with an emphasis on the domain between the Earth and the Moon where we see room for significant growth through potential DoD funding, key partnerships combined with matching investor funds for related commercial opportunities.

In addition to government matching opportunities are standalone commercial and private entities desiring payload and mission systems solutions, for which Heliospace currently has one seed project funded by a prospective customer to study the development of a private lunar mission and other similar opportunities in an exploratory phase that the Company would seek to have customer-funded.

Success in one or more of these programs will continue our evolution to a comprehensive solutions provider for remote sensing, domain awareness and other customer-driven applications as our company expertise and capabilities increase.

Investment Highlights

●	Heliospace has successfully scaled as a space hardware and services company providing solutions to government, commercial and non-profit customers. This includes hardware and services for over three active space missions and hardware deliveries for over four additional missions expected to launch in late 2024 through 2026.

●	We expect to expand our capabilities to more advanced hardware and services, and payload and mission system solutions by mid-2026. This expansion has already begun. We are currently under contract with a private client for a feasibility study of the mission formulation, implementation, and payload design for a dedicated lunar lander performing radio frequency observations on the far side of the Moon. Mission development is expected to start in 2025 and launch in mid-2028.

●	The global space marketplace is projected to grow from $350 billion today to over $1 trillion by 2040 (Morgan Stanley, Citi forecast, 2021-2022).

●	The Heliospace leadership team has overseen successful development of over 125 instruments and mechanisms on over 40 space flight missions throughout their careers, giving our products and methods extensive real-world testing and proven design heritage. The leadership team’s systems engineering and architecture experience on noteworthy NASA space missions such as Hubble, James Webb Space Telescope, and the International Space Station provides comprehensive optimized solutions that ensure customer objectives are achieved in the context of the overall mission, including spacecraft, launch vehicle, payload and destination.

Implications of Being an Emerging Growth Company

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

We are an “emerging growth company”, as defined in the JOBS Act, and, for so long as we are an emerging growth company, are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

●	Being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting;

●	Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements;

●	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an emerging growth company earlier under certain circumstances, including if (a) we have more than $1.235 billion in annual revenue in any fiscal year, (b) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Intellectual Property and Protection

The Company has certain proprietary products and processes which are maintained as trade secrets. The Company has no filed or registered copyrights, trademarks or patents. Work on government contracts is generally conducted under the Federal Acquisition Regulation (FAR) rights in data clause, for which we claim limited rights to key technologies on a case-by-case basis. For non-government contracts, proprietary products are protected by non-disclosure agreements, and allocation of rights agreements as appropriate. In addition, each employee signs a proprietary information and inventions agreement. In general, critical details of proprietary products are withheld from release in customer interactions based on the judgement of company leadership.

Seasonality in Our Business

We do not believe our business is subject to significant seasonal variation.

Employees

As of September 12, 2024, we had approximately 40 employees all of whom are fulltime. In addition, we less than 10 parttime staff, including interns and consultants. Most of our fulltime employees are highly trained, primarily in the areas of mechanical, structural and systems engineering and thermal analysis. We are not party to any collective bargaining agreements. Our employees are critical to our long-term success and essential to helping us meet our goals. It is crucial that we continue to attract, retain and motivate exceptional and high-performing employees. To that end we provide competitive salaries and full benefits including health plans, 401K contributions, paid time off, compensatory time and employee stock options.

Government Regulation

Our business is subject to a wide range of laws and regulations at the federal, state, and local levels including employment, health care and safety, privacy, data security, environmental, and other requirements. Compliance with these laws and regulations requires management by the Company, including legal assistance, use of professional employment organizations, and other resources on an ongoing basis. Changes in laws and regulations, and their variations in local jurisdictions, require monitoring and research in order to ensure compliance, and obtain the appropriate licenses, certificates, permits, and other documentation necessary to conduct business. Many of these laws and regulations are typical of most business activities, whereas we describe additional regulations at the federal level specific to our company below.

We currently hold and will continue to pursue contracts with NASA and other U.S. government agencies and will thus be subject to Federal Acquisition Regulation. U.S. government contracts require specialized accounting procedures involving direct and indirect cost, and with fee amounts limited by government or agency policies. Government contracts require both financial and compliance audits that may result in the recovery of funds after expenditure and other cost adjustments. Additional scrutiny may result in additional audits and reviews, triggered by technical or programmatic failures or other events. Gross violations of these policies can result in administrative sanctions such as suspension or debarment from doing business with the U.S. government, or civil and criminal penalties. Contracts subject to the Federal Civil False Claims Act include provisions allowing individuals such as employees to file claims on behalf of the U.S. government for contract violations and other unlawful activities. In addition, working with the U.S. government requires disclosure of certain company information, and mandatory labor, non-discrimination, and environmental compliance among many other requirements. These aspects of the U.S. government regulation of contracts increase the overhead costs associated with contract compliance and adds additional risks in conducting these transactions, while the limited fee structure allowed may limit profit under these contracts.

International space law dictates that all commercial activities in space must obtain the authorization and ongoing supervision of a state, which typically takes the form of a license, and all U.S. space companies are therefore subject to U.S. space policies and regulations. The licenses, approvals, and legality of these activities will vary with customers and applications and evolve over time as political bodies and other stakeholders influence the space law framework. The legal framework of each new contract involving activities in space needs to be individually evaluated. Significant ongoing regulations in this context include the protection and oversight of any transfer of hardware or technology to foreign entities, as governed by the International Traffic and Arms Regulations (ITAR) or the U.S. Department of Commerce. U.S. space companies are responsible for ensuring that foreign persons or entities do not have access to applicable technology under ITAR without obtaining an approved government license. ITAR compliance requires registration with the Directorate of Defense Trade Controls (DDTC), followed by generation and submission of ITAR compliant export licenses. Protection of data subject to ITAR requires employee training and cybersecurity measures. The Company believes these efforts can collectively cost more than tens of thousands of dollars between both fees and personnel costs, but has not incurred any material costs related to ITAR registration to date. For technology not subject to ITAR, shipment or transfer of space technology to foreign entities must obtain a license under the U.S. Department of Commerce. Significant resources can be required to assess and manage these processes to avoid civil or criminal liability. Obligations required under these regulations include registration with the Directorate of Defense Trade Controls (DDTC) and familiarization with the classification of commodities according to Export Administration Regulations (EAR). Ongoing monitoring of changes in export control laws is an important activity that must be maintained to ensure compliance. Additional obligations include the acknowledgment and proper management of customer-supplied technology or information subject to ITAR or EAR.

Facilities

The Company leases its current manufacturing and office facility, located at 2448 Sixth Street, Berkeley, CA 94710. The leased square footage is 20,000 square feet, at a cost of $50,000 monthly plus expenses. The five year lease commenced on June 1, 2022.

The Company also leases a workshop and office space of 3,100 square feet in San Luis Obispo, CA on a two year lease that commenced September 2023, at a cost of $3,909 per month.

Legal Matters

We are not currently party to any legal proceedings and we are not aware of any pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of our executive officers and directors. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Directors are elected annually by our shareholders at the annual meeting. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
Gregory T. Delory	55	President, CEO, Director
Joseph T. Pitman	65	Director and Chief Technology Officer
Paul S. Turin	64	Director and Chief Engineer
		Director
		Director
		Director
		Director

Gregory T. Delory, (President, CEO, Director) has over 30 years of experience as a space scientist, co-investigator, project scientist and manager on space flight programs in university, NASA, aerospace and startup company environments. He has worked on space instrument development, requirements, mission design and data production from numerous NASA space flight projects including orbiters for the Earth, Moon and Mars, as well as planetary landers. He has a Ph.D. in Physics from the University of California at Berkeley and was a recipient of the F.L. Scarf award for outstanding graduate thesis. Mr. Delory has served as CEO of the Heliospace Corporation since co-founding the company in March 2018.

Joseph T. Pitman (Chief Technology Officer; Director) has over 40 years of experience as an engineer, systems engineer and manager on Hubble Space Telescope, International Space Station, James Webb Space Telescope and numerous other systems and payloads for astronomy, astrophysics and earth observation. Previously, he worked 15 years on marine industry projects, including submarines, advanced sonars, phased array radars, surface ships and renewable energy ocean platforms. His experience spans all phases of project development, including early-stage concepts, trade studies, preliminary design, engineering, analysis, costing, risk assessment, project formulation, technology maturation, detailed design, build, assembly, test qualification, flight operations, vehicle testing and on-orbit servicing. He has a BS in Aerospace Engineering from University of Maryland and an MS in Mechanical Engineering from George Washington University. He is a co-founder of Heliospace and has served as the CTO since March 2018.

Paul S. Turin (Chief Engineer; Director) has over 35 years of experience in the design, assembly, test and delivery of mechanical systems for over 120 instruments and mechanisms on over 30 space flight missions during a career at The University of California Space Sciences Laboratory, private companies and Heliospace. He has been the lead mechanical engineer on 8 space flight missions, Examples of his work include deployable mechanisms and instruments on the NASA STEREO, THEMIS, Van Allen, NuSTAR, MAVEN, ICON, Solar Orbit and Solar Probe Plus spacecraft for which has received numerous NASA Group Achievement Awards. He has a Bachelor of Science in Mechanical Engineering from the University of California, Berkeley. He is a co-founder of Heliospace and has served as the Chief Engineer since March 2018.

Family Relationships

There are no family relationships among any of the directors and executive officers.

Involvement in Certain Legal Proceedings

Our directors and officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure and Our Board’s Role in Risk Oversight

Committees of Our Board of Directors

After the completion of this offering, the standing committees of our Board will consist of an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Our Board may also establish from time to time any other committees that it deems necessary or desirable.

The board of directors has extensive involvement in the oversight of risk management related to us and our business. Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit Committee, the Compensation Committee and the Nominating and Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our Board provides appropriate risk oversight of our activities.

Audit Committee

Upon the completion of this offering, we expect to have an Audit Committee, consisting of          ,          and           , who each qualify as independent directors under the corporate governance standards of the                              and the independence requirements of Rule 10A-3 of the Exchange Act. Our Board has determined that qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board in overseeing:

●	accounting, financial reporting and disclosure processes;

●	adequacy and soundness of systems of disclosure and internal control established by management;

●	the quality and integrity of our financial statements and related notes thereto and the annual independent audit of our financial statements;

●	the engagement, retention and termination, as applicable, of an independent registered public accounting firm;

●	our independent registered public accounting firm’s qualifications and independence;

●	the performance of our internal audit function and independent registered public accounting firm;

●	our compliance with legal and regulatory requirements in connection with the foregoing;

●	compliance with our Code of Conduct;

●	overall risk management profile; and

●	preparing the audit committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Upon the completion of this offering, we expect to have a Compensation Committee comprised of          ,          and          , each of whom qualify as independent directors under the corporate governance standards of           .

The purpose of the Compensation Committee is to assist our Board in discharging its responsibilities relating to:

●	the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long term success;

●	setting our compensation program and compensation of our executive officers, directors and key personnel;

●	monitoring our incentive compensation and equity-based compensation plans;

●	succession planning for our executive officers, directors and key personnel;

●	our compliance with the compensation rules, regulations and guidelines promulgated by , the SEC and other law, as applicable; and

●	preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering.

Nominating and Governance Committee

Upon the completion of this offering, we expect to have a Nominating and Governance Committee comprised of          ,           and          , each of whom qualify as independent under the rules of          .

The purpose of the Nominating and Governance Committee is to:

●	advise our Board concerning the appropriate composition of our Board and its committees;

●	identify individuals qualified to become members of our Board;

●	recommend to our Board the persons to be nominated by our Board for election as directors at any meeting of stockholders;

●	recommend to our Board the members of our Board to serve on the various committees of our Board;

●	develop and recommend to our Board a set of corporate governance guidelines and assist our Board in complying with them; and

●	oversee the evaluation of our Board, our Board committees and management.

Our Board will adopt a written charter for the Nominating and Governance Committee, which will be available on our website upon the completion of this offering.

Compensation Committee Insider Participation

None of the members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the Compensation Committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Director Independence

Pursuant to the corporate governance listing standards of the , a director employed by us cannot be deemed to be an “independent director.” Each other director will qualify as “independent” only if our Board affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Our Board has affirmatively determined that each of          ,          , and           , qualifies as “independent” in accordance with the rules. In making its independence determinations, our Board considered and reviewed all information known to it (including information identified through directors’ questionnaires).

Code of Conduct

We will adopt a new Code of Conduct that applies to all of our directors, officers and employees, including our chief executive officer and chief financial and accounting officer. Our Code of Conduct will be available on our website upon the completion of this offering. Our Code of Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Director Compensation

We did not have any non-employee directors who received compensation for their service on our Board during 2023.

After the completion of this offering, each of our non-employee directors will be eligible to receive compensation for his or her service on our Board consisting of annual cash retainers of $          , payable quarterly, along with stock and stock options in an amount to be reasonably determined by the Board.

Our directors will be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Our directors are also entitled to the protection provided by the indemnification provisions in our bylaws that will become effective upon the completion of this offering. Our Board may revise the compensation arrangements for our directors from time to time.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Summary Compensation Table

Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Option Awards ($)	Non-equity Incentive Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Gregory T. Delory,	2022	$234,300	0	0	0	0	$4,476	(1)	$238,776
CEO and Director	2023	$274,144	0	0	0	0	$4,476	(1)	$278,620
Paul S. Turin,	2022	$252,600	0	0	0	0	$40,355	(1)(2)	$292,955
Director and Chief Engineer	2023	$299,520	0	0	0	0	$4,476	(1)	$303,996
Joseph T. Pitman,	2022	$374,400	0	0	0	0	$513,720	(2)	$888,120
Director and CTO	2023	$374,400	0	0	0	0	$387,277	(2)	$761,677

(1)	Health plan stipend
(2)	Additional wages from time logged on specific revenue-generating activities, paid directly by our customer(s) resulting from additional work billed to customers at their request. These customer billings include wages shown, overhead, G&A and other miscellaneous fees where applicable and contribute to overall company revenue.

Emerging Growth Company Status

As an emerging growth company, we are currently exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Employment Agreements

We have not entered into employment agreements with any of our employees, officers and directors, however, we intend to enter into such agreements prior to the completion of this Offering.

Equity Incentive Plan

Summary of the Equity Incentive Plan

The following summary is a description of the material terms of the Heliospace Corporation (“Heliospace”) equity incentive plan and is not complete. The plan is included as an exhibit to the registration statement of which this Prospectus forms a part.

The 2018 Equity Incentive Plan (the “Plan”) was adopted by the Heliospace board of directors and shareholders on July 1, 2018. The Plan provides for the grant of equity-based incentive awards to employees, directors, officers and consultants. Incentive Stock Options under the Plan may only be granted to employees. On January 3, 2024, there was a change of control of Heliospace. On that date, Web3, now known as Helio Corporation (“Helio”) consummated a transaction, pursuant to which it acquired 100% of the outstanding stock of Heliospace Corporation in exchange for the issuance of 9,795,733 new shares to the owners of Helio. At that time, all Heliospace granted options including vested and unvested options were converted to options in Helio Corporation according to the same economic conversion rate established for the owners of Helio. Helio anticipates adopting a new Equity Incentive Plan for its employees, directors, officers and consultants subsequent to this Offering.

Share Reserve

All shares that had not been granted as of July 1, 2024 have been eliminated. There is no outstanding share reserve.

Administration

The Plan is administered by the Board of Directors until and unless the Board delegates its administration to a Committee of the Board.

Eligibility

The Plan provides for the grant of equity-based incentive awards to our employees, directors, officers and consultants. Incentive Stock Options under the Plan may only be granted to employees.

Term

The 2018 Plan will terminate ten years from the date our Board approved the plan unless it is terminated earlier by our Board.

Stock Options (“Options”)

Options granted under the Plan may be exercisable at such times and subject to the Plan and such terms and conditions as the Board of Directors determines. The maximum exercisable term of options granted under the Plan is the earlier of (i) 10 years from the grant date, (ii) three months after the date of termination of employment other than upon death, disability or cause, (iii) one year after the date of separation from service for death or disability, (iv) upon termination for cause or (v) the expiration of the term of the option.

Options granted under the Plan may not be transferred in any manner other than by will or by the laws of descent and distribution and all such rights will be exercisable, during the participant’s lifetime, only by the participant, except that the Option holder may by delivery of written notice, in form satisfactory to the Company, designate a third party who in the event of the death of the Option holder shall thereafter be entitled to exercise the Option subject to the terms of the option grant.

Restricted Stock Awards (“RSA”)

RSA awarded under the Plan are subject to the Plan and such terms and conditions as the Board of Directors determines. The price to be paid by the participant shall not be less than the common stock’s fair market value on the date of award or at the time purchase is consummated, however, RSA may be awarded as a stock bonus. The Company may repurchase or reacquire any shares that have not vested as of the date of termination of a participant’s continuous service.

The Board of Directors shall determine terms and conditions for transferability of RSA, at its discretion.

There are no outstanding RSA.

Stock Appreciation Rights (“SAR”)

SAR are subject to the Plan and such terms and conditions as the Board of Directors determines. The appreciation distribution will not be greater than an amount equal to the excess of (i) aggregate fair market value on the date of exercise over (ii) the fair market value of a share of common stock at the time of grant of the SAR or in the case of ten percent stockholders, 110% of such fair market value. Unvested SAR are forfeited on the date of termination of a participant’s continuous service.

There are no outstanding SAR.

Additional Provisions

The Plan provides for the Board of Directors to take actions in regard to outstanding Options and Equity Incentives in the event of capitalization adjustments, dissolution or liquidation or corporate transactions (as defined in the Plan) and the Plan should be referred to for specific actions and situations.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Principal Shareholders

The following table sets forth information as to the shares of common stock beneficially owned as of September 12, 2024, by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each director; (iii) each executive officer; and (iv) all of our directors and executive officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that any shares of common stock subject to options currently exercisable or exercisable within 60 days of the determination date are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. Our determination of beneficial ownership is based on 11,194,633 shares of common stock outstanding on September 12, 2024, and assumes the offering of an aggregate of          shares of our common stock in the offering and no exercise of the underwriters’ over-allotment option, but does not give effect to the conversion of our $1,000,000 in convertible notes outstanding at the effective time of the offering.

	Shares Beneficially Owned Prior to this Offering[1]	% of Outstanding Prior to this Offering	% of Outstanding After Giving Effect to this Offering
Gregory T. Delory, Officer and Director	3,481,240	31.10%
Joseph T. Pitman, Director	2,869,064	25.63%
Paul S. Turin, Director	2,581,341	23.06%
Total of Officers and Directors as a Group	8,931,645	79.79%
Stuart D. Bale	765,220	6.84%

(1)	All shares owned by the officers, directors, and persons known to be the beneficial owner of more than 5% of the Company common stock are owned outright and none are acquirable upon exercise or conversion of outstanding warrants, options, notes or other derivative securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Shareholder Loans

In addition to the compensation arrangements with directors and executive officers described under the section titled “Executive Compensation,” the following is a description of transactions with respect to which the Company was a party since January 1, 2022 in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Between August 2022 and February 2024 Paul Turin, shareholder and director, made various loans to the Company. The current balance is $480,000. The balance at October 31, 2023 and October 31, 2022 was $400,000 and $350,000 respectively. The loans terms are for 36 months and are classified as non-current liabilities on the balance sheet with 6.5% to 11.25% interest per annum, which shall accrue and be paid along with all principal at maturity. These notes are unsecured and are not convertible into equity instruments. The Company plans to pay these loans from normal operating cash in the ordinary course of business when due.

	October 31, 2023	October 31, 2022
Shareholder loan payable current portion	$17,103	$—
Shareholder loans payable non-current portion	410,000	360,000
Total related party loans payable	$427,103	$360,000

Indemnification of Officers and Directors

Our articles of incorporation and bylaws include provisions that provide for indemnification, expense advancement and reimbursement for our directors and officers, to the maximum extent allowable under Florida law. We are also currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). In connection with this offering, our board of directors intends to adopt a written Related Person Transaction Policy, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we (including any of our subsidiaries) are, were or will be a participant and a related person (as defined in the securities laws) has, had or will have a direct or indirect material interest.

Any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by our Audit Committee. In determining whether to approve or ratify a related party transaction, the Audit Committee will consider whether or not the transaction is in, or not inconsistent with, the best interests of the Company. In making this determination, the Audit Committee shall consider all of the relevant facts and circumstances in light of the following factors and any other factors to the extent deemed pertinent by the committee:

●	The position within or relationship of the related party with the Company;

●	The materiality of the transaction to the related party and the Company, including the dollar value of the transaction, without regard to profit or loss;

●	The business purpose for and reasonableness of the transaction, taken in the context of the alternatives available for attaining the purposes of the transaction;

●	Whether the transaction is comparable to a transaction that could be available on an arms-length basis or is on terms and conditions offered generally to parties that are not related parties;

●	Whether the transaction is in the ordinary course of business and was proposed and considered in the ordinary course of business; and

●	The effect of the transaction on the business and operations, including on internal control over financial reporting and system of disclosure controls or procedures, and any additional conditions or controls (including reporting and review requirements) that should be applied to such transactions.

In the event the Company inadvertently enters into a related party transaction that requires, but has not received, pre-approval under the policy, the transaction will be presented to the Audit Committee for review and ratification promptly upon discovery. In such event, the Audit Committee will consider whether such transaction should be rescinded or modified and whether any changes in our controls and procedures or other actions are needed.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our articles of incorporation and our bylaws, which are included as exhibits to the offering statement of which this Prospectus forms a part.

General

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of Common stock, par value $0 and 20,000,000 Preferred stock, par value $0.0001. After the consummation of this offering and the use of proceeds therefrom, we expect to have                       shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which will be filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the Florida Business Corporations Act. As of September 12, 2024, we had 11,194,633 issued shares of our common stock and no preferred stock was issued and outstanding.

Common Stock

General. The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our bylaws provide that, at all meetings of the shareholders for the election of directors, a majority of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Florida law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Non-cumulative Voting. Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Pre-emptive Rights. As of the date of this Prospectus, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

Preferred Stock

General. Our board of directors have the authority, without further action by the shareholders, to issue up to 20,000,000 (20 Million) Preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without shareholder approval, will be able to issue convertible preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting and other rights of the holders of common stock. As of the date of this Prospectus, no specific designations regarding the Preferred stock have been made and no Preferred Shares have been issued.

Convertible Promissory Notes

Description of Terms	Principal Balance as of the Date of this Prospectus
Issue Date, March 18, 2024 and Amended as of June 20, 2024, $450,000 original principal amount, simple interest at 9.75% per annum, issued to a private investor; payable March 18, 2026, convertible into common stock at a price of $2 per share at any time within the term of the note, however exercise must occur prior to filing of the final Prospectus herein with the SEC. Interest accrues on this Note and is paid at maturity or conversion.	$450,000
Issue Date, March 18, 2024, $50,000 original principal amount, simple interest at 9.75% per annum, issued to a private investor; payable March 18, 2026, convertible into common stock at a price of $2 per share at any time within the term of the note, however conversion must occur prior to filing of the final Prospectus herein with the SEC. Interest accrues on this Note and is paid at maturity or conversion.	$50,000
Issue Date, July 31, 2024, $250,000 original principal amount, simple interest at 13% per annum, issued to a private investor; payable April 30, 2025, convertible into common stock at a thirty percent (30%) discount to the price of this offering. However, conversion must occur prior to filing of the final version of this prospectus with the SEC. If this note does not convert, the note will remain outstanding indebtedness of the Company, but no longer convertible.	250,000
Issue Date, July 31, 2024, $250,000 original principal amount, simple interest at 13% per annum, issued to a private investor; payable May 1, 2025, convertible into common stock at a thirty percent (30%) discount to the price of this offering. However, conversion must occur prior to filing of the final version of this prospectus with the SEC. If this note does not convert, the note will remain outstanding indebtedness of the Company, but no longer convertible.	250,000
Total	$1,000,000

Board of Directors Vacancies

Our Bylaws authorize our board of directors to fill vacant directorships until such time as a new director is elected by the shareholders. Directors may be removed by affirmative vote of the holders of the majority of stock entitled to vote at any meeting of shareholders called expressly for that purpose.

Director Action; Special Meeting of Directors

Our Bylaws provide that the Directors of the Corporation may take action by unanimous written consent without a meeting. Special meetings may be called by the Chairman of the board of directors, the President, Vice President, Secretary or Treasurer or at least two (2) directors.

Shareholder Action; Special Meeting of Shareholders

Our Bylaws provide that the Shareholders of the Corporation may take action by unanimous written consent without a meeting. Special meetings may be called by the President, the Board or the Secretary or by request signed, dated and delivered to the Secretary by the holders of one-tenth of all shares entitled to vote at the meeting.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Dissenters’ Rights of Appraisal and Payment

Under the Florida Business Corporations Act (“FBCA”), with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the FBCA, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Florida circuit court in the applicable county.

Stockholders’ Derivative Actions

Under the FBCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ClearTrust, LLC.

Stock Market Listing

Our shares of common stock are quoted on The OTC Markets Group’s Pink Market under the symbol “HLEO.”

Limitations on Liability and Indemnification of Officers and Directors

Florida law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our articles of incorporation and bylaws include provisions that eliminate, to the maximum extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our articles of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Florida law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of the directors, officers or employees for which indemnification is sought.

In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SHARES ELIGIBLE FOR FUTURE SALES

Prior to this Offering, there has been a limited public market for our common stock and a liquid trading market for our common stock may not develop or be sustained after this Offering. Future sales of our common stock in the public market after this Offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of restricted shares

All of the shares of common stock to be sold in this Offering, any shares sold upon exercise of the underwriters’ option to purchase additional shares of common stock for over-allocation and shares of common stock purchased under Qualified Regulation A offerings of less than 1000 shares will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act, or unless a contractual lock up or leak out agreement is entered into. All remaining shares of common stock held by existing shareholders immediately prior to the consummation of this Offering will be “restricted securities” as such term is defined in Rule144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualified for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. Rule 144(a)(1) defines an “affiliate” of an issuing company as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Directors, officers and holders of ten percent or more of our voting securities (including securities which are issuable within the next 60 days) are deemed to be affiliates of the issuing company. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our “affiliates,” are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately shares of common stock immediately after this Offering, assuming the sale of all of the Offered Shares; or

●	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock. This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of our common stock who are initial purchasers of such common stock pursuant to this offering and hold the common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that any distributions made by us on our common stock and any consideration received by a holder in consideration for the sale or other disposition of our common stock will be in U.S. dollars.

This summary is based upon U.S. federal income tax laws as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:

●	financial institutions or financial services entities;

●	broker-dealers;

●	governments or agencies or instrumentalities thereof;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own five percent or more (by vote or value) of our shares;

●	persons that acquired our common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	insurance companies;

●	dealers or traders subject to a mark-to-market method of accounting with respect to our common stock;

●	persons holding our common stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated or similar transaction;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships;

●	tax-exempt entities;

●	controlled foreign corporations; and

●	passive foreign investment companies.

If a partnership (including an entity or arrangement treated as a partnership or other pass-thru entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our common stock, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our common stock.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL and NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our common stock who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Taxation of Distributions. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount and non-corporate U.S. holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.    Upon a sale or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its common stock so disposed of. A U.S. holder’s adjusted tax basis in its common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions treated as a return of capital.

Information Reporting and Backup Withholding.    In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

ThinkEquity LLC is acting as the representative of the underwriters of this offering, which we refer to as the Representative. Subject to the terms and conditions of an underwriting agreement entered into between the Company and the Representative (the “Underwriting Agreement”), we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares of Common Stock
ThinkEquity LLC
Total

The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the Underwriting Agreement. The shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken.

We expect that delivery of the shares of common stock will be made against payment therefor on or about            , 2024. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in one business days, unless the parties to any such trade expressly agree otherwise.

Over-Allotment Option

We have granted to the underwriters an option, exercisable no later than 45 calendar days after the closing of this offering, to purchase up to an additional            shares (15% of the shares sold in this offering) from us to cover over-allotments, if any, at a price per share of shares equal to the public offering price, less the underwriting discounts. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the Underwriting Agreement, to purchase these additional shares. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered hereby.

Discounts, and Expenses

The Representative has advised us that the underwriters propose to offer the shares to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $            per share.

The following table shows the total underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise in full and non-exercise of the overallotment option to purchase additional shares we have granted to the underwriters):

	Per Share	Total Without Over-allotment Option	Total With Over-allotment Option
Public offering price	$	$	$
Underwriting discount (7.5%)	$	$	$
Proceeds to us, before expenses	$	$	$
Non-accountable expense allowance (1.0%)	$	$	$

We have paid an expense deposit of $50,000 to the Representative, which will be applied against the Representative’s accountable out-of-pocket expenses (in compliance with FINRA Rule 5110(g)(4)) that are payable by us in connection with this offering and will be reimbursed to us to the extent not incurred. We have agreed to reimburse the Representative for the fees and expenses of its legal counsel in connection with the offering in an amount not to exceed $125,000, the fees and expenses related to the use of Ipreo’s book building, prospectus tracking and compliance software for the offering in the amount of $29,500, up to $15,000 for background checks of our officers and directors, the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an amount not to exceed $3,000, data services and communications expenses up to $10,000, actual accountable “road show” expenses up to $10,000 and up to $30,000 of the Representative’s market-making and trading, and clearing firm settlement expenses for the offering.

We expect that the expenses of this offering payable by us, not including underwriting discount, will be approximately $            .

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Representative’s Warrants

In addition, we have agreed to issue warrants to the representative to purchase a number of shares equal to 5% of the number of shares of common stock sold in this offering. These warrants will be exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing 180 days from the commencement of sales of the securities in the offering, will have an exercise price equal to 125% of the initial public offering price and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus is a part. The warrants and the underlying shares of common stock have been deemed compensation by the Financial Industry Regulatory Authority, Inc., or FINRA, and are therefore subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the underwriter warrants nor any of our shares issued upon exercise of the underwriter warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriter warrants are being issued, subject to certain exceptions. The registration statement of which this prospectus is a part also registers the offer and sale of these warrants the offer and sale of          shares of our common stock issuable upon exercise of these warrants.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and any other holder of our outstanding securities, have agreed, without the prior written consent of the representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of one year after the date of this prospectus in the case of our directors, executive officers, and six months with respect to us and any other holder of outstanding securities.

Right of First Refusal

In addition, we agreed to grant to the Representative, for a period of 24 months from the date of the closing of this offering, an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity-linked financings, during such 24 month period for us, or any successor to or any subsidiary of us, on terms agreed to the representative. The representative will have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by any underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase creates a syndicate short position. The underwriters may close out any syndicate short position by purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of shares our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other Relationships

From time to time, certain of the underwriters and their affiliates may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they may receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Pricing of the Offering

Prior to this offering, there has been only a limited public market for shares of our common stock. The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the shares include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the People’s Republic of China to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities. An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

●	Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comiss&abreve;o do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Byrd Campbell P.A., Winter Park, Florida. Troutman Pepper Hamilton Sanders LLP, Charlotte, North Carolina, has acted as counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements of Heliospace Corporation as of October 31, 2023 and 2022 have been so included in reliance on the report of Astra Audit & Advisory, LLC of Tampa, Florida a registered PCAOB CPA firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Web3 Corporation, now known as Helio Corporation, as of October 31, 2023 and 2022 have been so included in reliance on the report of Accell Audit and Advisory of Tampa, Florida a registered PCAOB CPA firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION’S POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may inspect these reports and other information without charge at the SEC’s website (http://www.sec.gov).

Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act, as amended, and will be required to file periodic current reports, proxy statements and other information with the SEC. You will be able to inspect this material without charge at the SEC’s website. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm.

In addition, following the completion of this offering, we will make the information filed with or furnished to the SEC available free of charge through our website (https://helio.space/) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any sale of our securities.

INDEX TO FINANCIAL STATEMENTS

Heliospace Corporation

WEB3 Corporation n/k/a/ Helio Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Heliospace Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Heliospace Corp. (the “Company”) as of October 31, 2023 and 2022, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

Tampa, Florida

September 12, 2024

3702 West Spruce Street #1430 ● Tampa, Florida 33607 ● +1.813.441.9707

Heliospace Corporation
Balance Sheets

	October 31, 2023	October 31, 2022
Assets
Current assets:
Cash	$504,335	$628,771
Accounts receivables	1,748,179	1,328,245
Security deposits	76,655	77,705
Prepaid expenses and other current assets	28,482	28,482
Total current assets	2,357,651	2,063,203

Property and equipment, net	110,053	55,988
Right-of-use asset, net	1,329,643	1,609,711
Total assets	$3,797,347	$3,728,902
Liabilities and Shareholders’ Equity
Current liabilities:
Accrued compensation	$600,181	$476,809
Accounts payable and accrued expense	363,770	310,137
Current portion of notes payable - shareholders	17,103	—
Operating lease obligations due within 1 year	498,540	485,388
Total current liabilities	1,479,594	1,272,334

Notes payable - shareholders, less current portion	410,000	360,000
Lease liability	953,850	1,173,946
Total liabilities	2,843,444	2,806,280

Commitments and contingencies (Note 7)

Shareholders’ equity
Common stock, no par value, 44,000,000 shares authorized; 16,000,000 shares issued and outstanding	1,600	1,600
Additional paid-in capital	31,656	26,103
Retained earnings	920,647	894,919
Total shareholders’ equity	953,903	922,622
Total liabilities and shareholders’ equity	$3,797,347	$3,728,902

See accompanying notes to the financial statements

Heliospace Corporation
Statements of Operations

	For the year ended October 31,
	2023	2022
Revenue:
Service fees	$7,386,214	$5,487,304
Engineering fees	1,318,853	1,099,771
Materials	500,020	1,776,525
Other	4,242	—
	9,209,329	8,363,600

Expenses:
Selling expenses	5,686,451	5,888,945
General and administrative expenses	2,374,012	1,970,150
Facilities expense	917,348	436,877
Professional fees	78,007	36,026
Depreciation	19,506	18,262
Right of use amortization	73,124	49,623
	9,148,448	8,399,883
Operating income	60,881	(36,283)

Other expense:
Interest expense	35,153	9,747
Net income (loss)before taxes	25,728	(46,030)
Provision for income taxes	—	—
Net income(loss)	$25,728	$(46,030)

Net income per common share – basic	$0.00	(0.00)
Net income per common share – diluted	$0.00	(0.00)
Weighted average shares outstanding – basic	16,000,000	16,000,000
Weighted average shares outstanding – diluted	17,507,030	16,266,653

See accompanying notes to the financial statements.

Heliospace Corporation
Statements of Changes in Shareholders’ Equity For The Years Ending October 31, 2023 and 2022

	No par-value Common Stock		Additional paid-in capital	Retained
	Shares	Amount	Amount	Earnings	Totals
October 31, 2021	16,000,000	$1,600	$13,029	$940,949	$955,578
Stock-based compensation			13,074		13,074
Net Loss	—	—	—	(46,030)	(46,030)
October 31, 2022	16,000,000	$1,600	$26,103	$894,919	$922,622
Stock-based compensation	—	—	5,553	—	5,553
Net income	—	—	—	25,728	25,728
October 31, 2023	16,000,000	$1,600	$31,656	$920,647	$953,903

See accompanying notes to the financial statements

Heliospace Corporation
Statements of Cash Flows

	For the Year ended
	October 31,
	2023	2022
Operating activities:
Net income (loss)	$25,728	$(46,030)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	19,506	18,262
Stock based compensation	5,553	13,074
Right of use asset amortization	280,068	178,860
Change in operating assets and liabilities
Security Deposits	1,050	(72,000)
Accounts receivable	(419,934)	(242,410)
Prepaid expenses and other current assets	—	9,017
Accrued compensation	166,070	127,520
Accounts payable and accrued expenses	11,011	35,782
Net cash provided by (used in) operating activities	89,052	(107,162)

Investing activities:
Purchase of property and equipment	(73,571)	(29,354)
Net cash used by investing activities	(73,571)	(29,354)

Financing activities:
Proceeds from notes payable	67,065	350,000
Right of use liability	(206,944)	(129,237)
Payments on notes payable	(38)	(232,592)
Net cash used in financing activities	(139,917)	(11,829)

Net (decrease) in cash	(124,436)	(19,108)

Beginning cash balance	628,771	647,879
Ending cash balance	$504,335	$628,771

See accompanying notes to the financial statements

Heliospace Corporation

Notes to the Financial Statements

NOTE 1: BUSINESS

Heliospace Corporation (“Heliospace” or the “Company”) was incorporated on March 6th, 2018 as a Delaware Corporation. Heliospace is an aerospace company offering wide ranging solutions including space qualified hardware, systems engineering, analysis, management, and integration & test services for space missions. The customer base ranges from NASA and foreign space agencies to private companies, foundations, Universities, and non-profits.

Heliospace designs, fabricates, assembles and tests space qualified hardware. Examples of this product line include the radar antennas for the upcoming NASA Europa Clipper mission, the antennas for the SunRISE CubeSat constellation, and deployable systems and sensors for numerous lunar landers and the Mars Sample Return program. Heliospace also provides systems engineering, integration and test, and mission formulation services. Examples of this service include support for the design, testing, and launch of the James Webb Space Telescope, formulation and design of the Roman Space Telescope, Habworlds Observatory, Mars Sample Return, and the Atmospheric Observing System.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents. The Company has no cash equivalents as of October 31, 2023 and 2022.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of October 31, 2023 and 2022, $254,335 and $378,771 of cash was not covered by insurance.

Accounts Receivable, net

Accounts receivables are recorded at the amount the Company expects to collect on the balance outstanding at period-end. Management closely monitors outstanding balances during the year and allocates an allowance account if appropriate. The Company estimates and records a provision for its expected credit losses related to its financial instruments, including its trade receivables and contract assets. The Company considers historical collection rates, the current financial status of its customers, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Forward-looking information is also considered in the evaluation of current expected credit losses. However, because of the short time to the expected receipt of accounts receivable, the Company believes that the carrying value, net of expected losses, approximates fair value and therefore, relies more on historical and current analysis of such financial instruments.

As of October 31, 2023 and 2022, the Company recorded zero amounts, to the allowance for credit loss. The Company writes off bad debts as they occur during the year, if applicable. Accounts receivable as of October 31, 2023 and 2022 was $1,748,179 and $1,328,245.

Property and Equipment, net

Property and equipment is stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in the condensed consolidated statement of operations or the period in which the disposal occurred. The Company computes depreciation utilizing estimated useful lives, as stated below:

Property and Equipment, net Categories	Estimated Useful Life
Furniture and equipment	10 Years

Management regularly reviews property and equipment for possible impairment. This review occurs annually or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Based on management’s assessment, there were no indicators of impairment of the Company’s property and equipment as of October 31, 2023 and 2022, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company intends to generate its revenue primarily from engineering-related services.

Heliospace Corporation

Notes to the Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Effective for annual reporting periods beginning after December 15, 2017, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from contracts with Customers — Topic 606, and all subsequent ASUs that modified ASC 606. The implementation of the new standard had no material impact on the measurement or recognition of revenue of current and prior periods presented. Income from revenue generated by technology services, licensing fees and related services are outside the scope of ASC 606. Contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in the normal course of business. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers.

The Company recognizes revenue on a monthly basis for Time & Materials, Cost-Plus-Fixed-Fee, and Fixed-Price contracts. Performance obligations consist of analyses, designs, reports, documented progress demonstrating hardware assembly and test, hardware and data deliveries, meeting and review participation, and documented progress on all other relevant contract deliverables throughout the life of the contract. The Company generally invoices customers for milestone payments at such time as the right to consideration becomes unconditional and the Company has no remaining performance obligations for said payment associated therewith.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 Accounting for Income Taxes, which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Earnings (loss) Per Share

Basic net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of vested common shares outstanding during the period. Diluted net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of vested common shares, plus the net impact of common shares (computed using the treasury stock method), if dilutive, resulting from the exercise of dilutive securities. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. As of October 31, 2023 and 2022, the Company excluded the common stock equivalents summarized below, which entitle the holders thereof to ultimately acquire shares of common stock, from its calculation of earnings per share, as their effect would have been anti-dilutive.

	October 31, 2023	October 31, 2022
Stock options	2,004,135	1,523,119
Total common stock equivalents	2,004,135	1,523,119

Leases

The Company accounts for leases based on ASU 2016-02, “Leases” (Topic 842). Based on this standard, the Company determines if an agreement is a lease at inception. Operating leases are included in right-of-use asset, operating lease obligations due within 1 year, and lease liability, in the Company’s balance sheets. Finance leases are included in property, plant and equipment, net, current portion of long-term debt, net and long-term debt, less current portion, and debt issuance costs in the Company’s balance sheet.

As permitted under ASU 2016-02, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Heliospace Corporation

 Notes to the Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Stock based-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718, Stock Compensation. The computation of the expense associated with stock-based compensation requires the use of a valuation model. The Company currently obtains valuation reports according to Internal Revenue Code 409A (“409A”) and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 — Stock Compensation (“ASC 718”). Equity-based compensation consists solely of stock option awards, including Incentivized Stock Options (ISOs) and Non-Qualified Stock Options (NSOs), whose exercise prices are determined by the 409A valuation reports. Compensation expense is recognized ratably over the vesting period as the employee provides services.

Impairment of Assets

The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an assets or cash-generating unit’s (CGU) fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are considered, if available. If no such transactions can be identified, an appropriate valuation model is used.

Impairment losses of continuing operations are recognized in the income statement in those expense categories consistent with the function of the impaired asset.

Benefit Plan

The Company offers a 401(k) plan. Employees are eligible to participate in the plan on the first day of the month following the date of hire. Employees may defer up to $22,500 for 2023 and $20,500 for 2022. The Company is required to contribute on behalf of each eligible participating employee. The Company will match 100% of the participants deferral not to exceed 4% of employee compensation. Employees will share in the matching contribution regardless of the amount of service completed during the plan year. Employees will become 100% vested in the employer matching contributions after six years of service.

Subsequent Events

The Company evaluates events and transactions that occur after the balance sheet date but before the financial statements are issued or available to be issued to determine whether they should be recognized or disclosed in the financial statements.

Subsequent events are classified into two types:

Recognized Subsequent Events:

These events provide additional evidence about conditions that existed at the balance sheet date. The financial statements are adjusted to reflect these events. For example, if a customer goes bankrupt after the balance sheet date but the conditions leading to the bankruptcy existed before the balance sheet date, the allowance for doubtful accounts is adjusted accordingly.

Heliospace Corporation

Notes to the Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Non-Recognized Subsequent Events:

These events provide evidence about conditions that did not exist at the balance sheet date but arose after that date. These events are not recognized in the financial statements but are disclosed if they are of such a nature that their non-disclosure would make the financial statements misleading. For example, a natural disaster occurring after the balance sheet date that significantly affects the company’s assets would be disclosed. The Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made, for all material non-recognized subsequent events.

Fair Value of Assets

The Company measures certain financial and non-financial assets at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is part of the FASB’s initiative to reduce complexity in accounting standards. The ASU eliminates certain exceptions to the general principles of ASC 740, Income Taxes, and simplifies income tax accounting in several areas. The standard is effective for fiscal periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this ASU as of November 1, 2021.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	October 31, 2023	October 31, 2022
Furniture and equipment	$465,092	$391,521
Less accumulated depreciation	(355,039)	(335,533)
Property and equipment, net	$110,053	$55,988

Depreciation expense for the years ended October 31, 2023 and 2022 was $19,506 and $18,262, respectively.

Heliospace Corporation

Notes to the Financial Statements

NOTE 4: NOTES PAYABLE -SHAREHOLDERS

Between August 2022 and October 2023, Paul Turin, shareholder and director, made various loans to the company. The balance at October 31, 2023 and October 31, 2022 was $400,000 and $350,000 respectively. The loans terms are for 36 months and are classified as non-current liabilities on the balance sheet with 4.5% to 11.25% interest per annum and monthly payments of interest only. These notes are collateralized with Company receivables and other assets.

Other shareholder loans are $10,000 and $17,103, as of October 31, 2023 and 2022, respectively. The $17,103 loan was issued fiscal 2023 is payable in 2024 and is classified as a current liability at October 31,2024. while the $10,000 note is identified as a non-current liability as of October 31, 2023 and 2022.

	October 31, 2023	October 31, 2022
Notes payable – shareholders current portion	$17,103	$360,000
Notes payable – shareholders non-current portion	410,000	—
Total related party loans payable	$427,103	$360,000

The aggregate maturity on the notes payable as of October 31, 2023, are as follows:

2024	$17,103
2025	250,000
2026	—
2027	150,000
2028	10,000
427,103
Less current portion	(17,103)
Notes payable – shareholders non-current portion	$410,000

NOTE 5: STOCK OPTIONS

Employees are provided stock options vesting over a period of four years with a one-year cliff. After one year, 25% of the award size vests followed by 1/48th of the award size for each month thereafter. On a case-by-case basis, options have been granted outright with no vest period. In all cases the option exercise price is set by 409A valuation reports at the time of the option grants as described in Note 2.

Heliospace Corporation

Notes to the Financial Statements

NOTE 5: Stock Options (cont.)

The grant date fair value was calculated using the Black-Scholes option pricing model using the following weighted average inputs:

Input	Average value
Underlying stock price	$0.08
Term (in years)	6.25
Volatility	25.98%
Risk free rate	1.73%
Dividend	$0.00

Stock options were awarded in two periods during 2020 and 2022. During the twelve-month period ended October 31, 2023, six eligible employees were granted 481,016 stock options. As of October 31, 2023 and 2022 the following shares were outstanding, vested, and non-vested:

	Shares	Weighted Average Grant Date Fair value	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at October 31, 2022	1,523,119	$0.02	$0.08	8 Years
Vested at October 31, 2022	1,226,466	$0.02	$0.08	8 Years
Non-vested at October 31, 2022	296,653	$0.02	$0.08	9 Years
Outstanding at October 31, 2023	2,004,135	$0.02	$0.08	7 Years
Vested at October 31, 2023	1,507,030	$0.02	$0.08	7 Years
Non-vested at October 31, 2023	497,105	$0.02	$0.08	8.5 Years

NOTE 6: LEASES

The Company leases its office and manufacturing facility under operating leases. In addition, as of October 31, 2023 and 2022, the Company maintained four leases with an initial term of 12 months or less. These leases combine for approximately $126,000 of lease expense for the year ending October 31, 2023 and 2022, respectively.

The lease for the manufacturing facility commenced on June 1,2022 and has a term of five years. For the first year the monthly lease payments were $36,000. The monthly lease payments are subject to an annual increase of 3%.

The office lease commenced on September 1, 2023 and has a term of two years. The rent is fixed at $3,909 for the term of the lease.

Heliospace Corporation

Notes to the Financial Statements

NOTE 6: Leases (cont.)

The Company recognized a right of use asset and lease liability pursuant to these leases. The lease liability was calculated at the commencement date of each lease by discounting the future payments using the Company’s incremental borrowing rate of 10%

Years ending October 31,

2024	$497,428
2025	503,124
2026	477,956
2027	283,626
2028	-
Total future minimum lease payments	$1,762,134
Less imputed interest	(309,744)
Total operating lease liability	$1,452,390

The Company recognized rent expense pursuant to these leases on the straight-line basis in accordance with the guidance in ASC 842. The Company recognized rent expense of $364,779 and $149,050 for the years ended October 31, 2023, and 2022, respectively, related to these leases.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is not presently a party to any legal proceedings, the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and/or cash flows.

NOTE 8: INCOME TAXES

No provision for, or benefit from, income taxes was recorded during the years ended October 31, 2023 and 2022. The Company’s effective tax rate of approximately 0% differs from the U.S. Federal statutory rate of 21% as a result of net operating losses and a valuation allowance on the deferred tax assets. The Company has established a full valuation allowance against its net deferred tax assets due to the uncertainty regarding the realization of such assets. All losses to date have been incurred in the United States. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The Company has net deferred tax assets of $37,702 and $44,863 resulting primarily from operating loss carryforwards because the Company’s realization of the deferred tax assets is not certain, the Company fully offset the deferred tax assets resulting from these carryforwards with a valuation allowance.

Heliospace Corporation

Notes to the Financial Statements

NOTE 8: Income Taxes (cont.)

The Company has net operating loss carry forwards available to offset future taxable income. Current tax laws limit the Company’s ability to utilize these carryforwards. Because the Company’s realization of the deferred tax assets is not certain, the Company fully offset the deferred tax assets resulting from these carryforwards with a valuation allowance. The Company has approximately $128,400 of net operating loss carrying forwards to offset future federal taxable income as of October 31, 2023.

The Company recognizes uncertain tax positions taken when filing its tax returns if it is more likely than not that the tax authorities will not uphold the position based on current tax law. As of October 31, 2023, the Company has not identified any uncertain tax positions.

NOTE 9: CLIENT CONCENRATIONS

One customer accounted for 33.7% of the Company’s outstanding receivables on October 31, 2023 and 32% on October 31, 2022. The customer had an outstanding balance on October 31, 2023, of $589,981 and $429,518 as of October 31,2022.

For the twelve months ended October 31, 2022, 100% of all revenue was obtained from government sources either as a direct contractor or subcontractor. For the twelve months ended October 31, 2023, 99% of all revenue was obtained from government sources either as a direct contractor or subcontractor, and 1% from a single private customer.

NOTE 10: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Cash paid during the years ended October 31:

	2023	2022
Cash paid for interest	$33,564	$9,747

Cash paid for income taxes	$800	$7,300

Supplemental disclosure of non-cash investing and financing activities:

	2023	2022
Establishment of new lease obligation	$-	$1,788,571

NOTE 11: SUSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

On January 3, 2024, there was a change of control of the Company. On that date, Heliospace Corporation consummated a transaction pursuant to which it was acquired by the Web3 Corporation f/k/a Stirling Bridge Group, Inc. As a result, 100% of the Company’s outstanding stock was exchanged for the issuance of 9,795,733 new shares to the owners of Web3. That represents a change of control.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Web3 Corporation, f/k/a Stirling Bridge Group Inc.; n/k/a Helio Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Web3 Corporation (the Company) as of October 31, 2023, and 2022, and the related statements of operations, shareholders’ deficit, and cash flows for the year ended October 31, 2023 and for the period from inception (October 3, 2022) through year ended October 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended October 31, 2023 and for the period from inception (October 3, 2022) through year ended October 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

Tampa, Florida
February 23, 2024

3001 N. Rocky Point Dr. East, Suite 200 • Tampa, Florida 33607 • 813.367.3527

Web3 Corporation n/k/a Helio Corporation
Balance Sheet

	October 31, 2023	October 31, 2022
Assets
Current assets:
Cash	$8,563	$47,000
Prepaid services	—	3,000
Total assets	$8,563	$50,000

Liabilities and Shareholders’ Equity
Liabilities:
Note payable, related party	$—	$50,000
Total liabilities	—	50,000

Commitments and contingencies (Note 4)

Shareholders’ equity:
Common stock, no par value, 100,000,000 shares authorized, 2,218,700 and 0 issued and outstanding at October 31, 2023 and 2022, respectively	109,475	—

Common stock to be issued	—	125

Shareholders’ deficit	(100,912)	(125)
Total shareholders’ equity	8,563	—
Total liabilities and shareholders’ equity	$8,563	$50,000

See accompanying notes to audited financial statements.

Web3 Corporation n/k/a Helio Corporation
Statement of Operations

	For the year ended October 31, 2023	For the period from Inception through year ended October 31, 2022
Revenue:
Sales	$—	$—
Total revenue	—	—

Expenses:
Accounting services	8,000	—
Bad debt expense	57,500	—
Consulting services	41,000	—
Legal services	53,000	—
Travel	22,135	—
General and administrative expense	19,152	125
Total expenses	200,787	125

Net operating income (loss) before taxes	(200,787)	(125)
Provision for income taxes	—	—
Net operating loss	$(200,787)	$(125)

Other income (expense):
Gain on forgiveness of debt	100,000	—

Net loss	$(100,787)	$—
Net loss per common share – basic and diluted	$(0.27)	$(0.00)
Weighted average shares outstanding – basic and diluted	369,783	—

See accompanying notes to audited financial statements.

Web3 Corporation n/k/a Helio Corporation
Statement of Changes in Shareholders’ Equity

	No par-value Common Stock		Common stock to be issued		Shareholders’
	Shares	Amount	Shares	Amount	Deficit	Totals
October 3, 2022 (Inception)	—	$—	—	$—	$—	$—
Shares issued for cash	—	—	2,000,000	125	—	125

Net loss	—	—	—	—	(125)	(125)
October 31, 2022	—	$—	2,000,000	$125	$(125)	$—
Shares issued for cash	2,218,700	109,475	(2,000,000)	(125)	—	109,350
Net loss	—	—	—	—	(100,787)	(100,787)
October 31, 2023	2,218,700	$109,475	—	$—	$(100,912)	$8,563

See accompanying notes to audited financial statements.

Web3 Corporation n/k/a Helio Corporation
Statement of Cash Flows

	For the period year ended October 31, 2023	For the period from Inception through year ended October 31, 2022
Operating activities:
Net loss	$(100,787)	$(125)
Adjustments to reconcile cash from net loss to cash from operating activities:
Gain on forgiveness of debt	(100,000)	—
Bad debt expense	57,500	—
Changes in operating assets and liabilities
Prepaid services	3,000	(3,000)
Net cash from operating activities:	(140,287)	(3,125)

Financing activities
Proceeds from note payable – related party	100,000	50,000
Advances	(57,500)	—
Payments on note payable – related party	(50,000)	—
Proceeds on common stock issued	109,350	125
Net cash from financing activities	101,850	50,125

Net increase (decrease) in cash	(38,437)	47,000
Cash-beginning	47,000	—
Cash-ending	$8,563	$47,000

Supplemental Cash Flow Information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

See accompanying notes to audited financial statements.

Web3 Corporation n/k/a Helio Corporation

Notes to the Financial Statements

NOTE 1: BUSINESS

Web3 Corporation, n/k/a Helio Corporation, was incorporated on October 3, 2022 as Stirling Bridge Group Inc., in the State of Florida. Stirling Bridge Group, Inc. was formed to be a specialized small business venture lender.

In June of 2023, the Company pursued the acquisition of two subsidiaries: Celebrity Cigars, Inc., a cigar media, branding, products and lifestyle company and TestDrive Live, Inc., a streaming media company and began to position itself as a digital and artificial intelligence company. In furtherance thereof, the Company changed its name in May, 2023 to Web3 Corporation.

In October of 2023, the Company determined that the above acquisitions were not feasible and executed an agreement on October 31, 2023 to rescind and void the transactions related to the proposed acquisitions. The effect of the rescission agreement is reflected in the financials reported herein. No revenue was recognized from the potential acquisitions and shares issued pursuant to the acquisitions were cancelled.

On January 3, 2024, the Company consummated a transaction, pursuant to which it acquired 100% of the outstanding stock of Heliospace Corporation (the name of Web3 Corporation was changed to Helio Corporation in January 2024 as a result.) Helio Corporation is an aerospace technology, engineering, and research and development (R & D) holding company serving commercial, government, and non-profit organizations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of Web3 Corporation, f/k/a Stirling Bridge Group, Inc., n/k/a Helio Corporation (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position presented have been reflected herein.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents. The Company has no cash equivalents as of October 31, 2023, and 2022.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At no time since the formation of the Company has such bank balances exceeded the federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Web3 Corporation n/k/a Helio Corporation

Notes to the Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

As of October 31, 2023, the Company intended to derive its revenue primarily from technology services and licensing and related services.

Effective October 3, 2022, the Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers — Topic 606, and all subsequent ASUs that modified ASC 606. The implementation of the new standard had no material impact on the measurement or recognition of revenue of current and prior periods presented. Income from revenue generated by technology services, licensing fees and related services are outside the scope of ASC 606. Contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in our normal course of business. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers

The Company recognizes revenue from milestone payments under ASC 606. The Company recognizes revenue at a point in time. The Company generally invoices customers for milestone payments at such time as the right to consideration becomes unconditional and the Company has no remaining performance obligations for said payment associated therewith.

Fair Value of Financial Instruments

FASB ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash, prepaid services and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 Accounting for Income Taxes, which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Web3 Corporation n/k/a Helio Corporation

Notes to the Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings (loss) Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased, when applicable, by dilutive common stock equivalents. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (ex. loans and held to maturity securities), including certain off-balance sheet financial instruments (ex. commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating the ECL. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments will be applied through a modified retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently planning for the implementation of this accounting standard. It is too early to assess the impact this guidance will have on the Company’s financial statements. The Company will adopt ASU No. 2016-13 on November 1, 2024.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is part of the FASB’s initiative to reduce complexity in accounting standards. The ASU eliminates certain exceptions to the general principles of ASC 740, Income Taxes, and simplifies income tax accounting in several areas. The standard is effective for fiscal periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this ASU as of October 3, 2022.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3: RELATED PARTY TRANSACTIONS

In 2022, Jim Byrd, Director, made a $50,000 loan to the Company to cover startup cost and immediate operating capital. The loan was for 24 months with interest at 5% per annum and a maturity date of October 15, 2024; the loan was paid in full during 2023.

In 2023, the Company paid legal fees to Byrd Law Group in the amount of $22,500 of which Jim Byrd is President.

In 2023, a former officer of the Company made a loan through another Company in the amount of $100,000. The loan was non-interest-bearing with no terms. The loan was forgiven in 2023 and recognized as a gain on forgiveness of debt.

Web3 Corporation n/k/a Helio Corporation

Notes to the Financial Statements

NOTE 4: COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is not presently a party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and/or cash flows.

NOTE 5: INCOME TAXES

The Company did not provide any Federal and State income tax for the years ended October 31, 2023, due to the Company’s net loss carryforward.

Deferred tax assets and liabilities reflect the effects of tax losses, credits, and the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject to a federal tax rate of 21% and a state tax rate of 5.5%.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended October 31, 2023, and 2022:

	Year ended October 31, 2023	Year ended October 31, 2022
Federal statutory rate	21.0%	21.0%
State statutory rate	5.5%	5.5%
Valuation allowance	(26.5)%	(26.5)%
Effective tax rate	(0.0)%	(0.0)%

As of October 31, 2023, the Company did not record a deferred tax asset due to the materiality of the loss carryforward.

Web3 Corporation n/k/a Helio Corporation

Notes to the Financial Statements

NOTE 6: FORGIVENESS OF DEBT

The Company received a loan from Nextelligence Inc in the amount of $100,000 along with an assignment of a note receivable due from FreeCast Inc to Nextelligence Inc in the amount of $200,000. In exchange the Company agreed to issue 2,000,000 shares of common stock with the agreement the Company would acquire Celebrity Cigars Inc. as part of the transaction. The issuance of stock was to consummate post-acquisition. The Company received the loan of $100,000 and the assignment of the FreeCast Inc. note in April 2023.

In the period, May through July of 2023, the Company provided advances in the sum of $57,500 to Celebrity Cigars Inc.

In October of 2023, the Company determined the acquisition of Celebrity Cigars was not feasible and executed a settlement agreement to rescind and void the transaction with Nextelligence, Inc. on October 31, 2023. The settlement agreement provided that the loan given to the Company by Nextelligence in the amount of $100,000 would be forgiven by Nextelligence, Inc in exchange for the return of the note assigned to the Company by Nextelligence Inc in the amount of $200,000. Any shares issued pursuant to the voided transaction were canceled.

The Company elected to write off the advances provided to Celebrity Cigars Inc and as a result recognized bad debt expense of $57,500.

NOTE 7: SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 23, 2024, the date the financial statements were available to be issued.

On January 3, 2024, there was a change of control of the Company. On that date, the Company consummated a transaction, pursuant to which it acquired 100% of the outstanding stock of Heliospace Corporation (“Helio”), in exchange for the issuance of 9,795,733 new shares to the owners of Helio. That represents a change of control as, once all transfers are concluded, there will be a total of 10,894,433 shares outstanding and the Helio owners will own 90% of the issued and outstanding common shares. The name of Web3 Corporation f/k/a Stirling Bridge Group, Inc. was changed to Helio Corporation in January 2024 as a result.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Helio Corporation

Unaudited Condensed Consolidated Pro-Forma Financial Statement as of October 31, 2023

On January 3, 2024, the Web 3 Corporation f/k/a Stirling Bridge Group, Inc. (“Web3”) consummated a transaction, pursuant to which it acquired 100% of the outstanding stock of Heliospace Corporation (“Heliospace”), in exchange for the issuance of 9,795,733 new shares. to the owners of Heliospace. That represents a change of control as, once all transfers are concluded, there will be a total of 10,894,433 shares outstanding and the Helio owners will own 82% of the issued and outstanding common shares. The name of Web3 Corporation f/k/a Stirling Bridge Group, Inc. was changed to Helio Corporation in January 2024 as a result.

As are result of the transaction, Heliospace obtained control of the combined entity and is considered the acquirer for accounting purposes. Since Web 3 does not meet the definition of a business under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), the transaction is considered a capital transaction of Heliospace and is equivalent to the issuance of shares by Heliospace in exchange for the net monetary assets of Web3 accompanied by a recapitalization.

The following unaudited condensed consolidated pro-forma financial statements (unaudited) assume that Heliospace Corporation and Web3 Corporation n/k/a Helio Corporation were operating as one company. The condensed consolidated pro forma balance sheet assumes that the acquisition transaction occurred on October 31, 2023 and was derived from the audited financial statements included elsewhere in this prospectus. The condensed consolidated pro forma Statement of operations for the year ended October 31, 2023, assumes the acquisition transaction closed on November 1, 2022. and was derived using audited financial statements included elsewhere in this prospectus. This unaudited pro forma consolidated financial information is prepared for informational purposes only and is based on assumption and estimates considered appropriate by management; however, the information is not necessarily indicative of what the consolidated financial position of results of operations would have been assuming the acquisition transaction had occurred on the dates indicated.

Helio Corporation

Condensed Consolidated Pro Forma Balance Sheet

Unaudited

	October 31, 2023
	Heliospace	Web 3	Transaction Adjustments		NR	Pro forma Helio Corporation
Assets
Current assets:
Cash	$504,335	$8,563	$			$512,898
Accounts receivables	1,748,179	-				1,748,179
Security deposits	76,655	-				76,655
Prepaid expenses and other current assets	28,482	-				28,482
Total current assets	2,357,651	8,563				2,366,214

Property and equipment, net	110,053	-				110,053
Right-of-use asset	1,329,643	-				1,329,643
Total assets	$3,797,347	$8,563	$			$3,805,910

Liabilities and Shareholders’ Equity

Current liabilities:
Accrued compensation	$600,181	$-	$			$600,181
Accounts payable and accrued expense	363,770	-				363,770
Current portion of notes payable - shareholders	17,103	-				17,103
Operating lease obligations due within 1 year	498,540	-				498,540
Total current liabilities	1,479,594	-				1,479,594

Notes payable - shareholders, less current portion	410,000					410,000
Lease liability	953,850					953,850
Total liabilities	2,843,444	-				2,843,444

Shareholders’ equity

Common stock	1,600	109,475		(69,256)	1	41,819
Additional paid-in capital	31,656			(31,656)	1
Retained earnings (accumulated deficit)	920,647	(100,912)		100,912	1	920,647
Total shareholders’ equity	953,903	8,563				962,466
Total liabilities and shareholders’ equity	$3,797,347	$8,563	$			$3,805,910

Helio Corporation

Condensed Consolidated Pro Forma Statement of Operations

Unaudited

	For the year ended October 31, 2023
	Heliospace	Web 3		Transaction Adjustments		NR	Pro forma Helio Corporation
Revenue:
Service fees	$7,386,214	$		$			$7,386,214
Engineering fees	1,318,853						1,318,853
Materials	500,020						500,020
Other	4,242						4,242
	9,209,329		-				9,209,329

Expenses:
Selling expenses	5,686,991						5,686,991
General and administrative expenses	2,374,012		98,787				2,472,799
Facilities expense	917,348						917,348
Professional fees	78,007		102,000				180,007
Depreciation	19,506						19,506
Right of use amortization	73,124						73,124
	9,148,448		200,787				9,349,775
Operating income	60,881		(200,787)				(140,446)

Other expense:
Interest expense	35,153						35,153
Gain on forgiveness of debt			(100,000)				(100,000)
Net income (loss)before taxes	25,728		(100,787)				(205,293)
Provision for income taxes	-		—				—
Net income (loss)	25,728		(100,787)				(205,293)

Net income per common share – basic	0.00		(0.27)				(0.01)
Net income per common share – diluted	0.0015		(0.27)				$(0.01)
Weighted average shares outstanding – basic	16,000,000		369,783		9,795,733	2	10,165,516
Weighted average shares outstanding – diluted	17,507,030		369,783

Helio Corporation

Notes to Condensed Consolidated Pro Forma Statements

Unaudited

Basis of Presentation

The accompanying unaudited pro forma consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma consolidated financial information has been prepared to illustrate the effect of the acquisition of 100% of the outstanding stock of Heliospace in exchange for the issuance of 9,795,733 new shares of Web3.

The unaudited pro forma consolidated financial information is not necessarily indicative of the actual financial position as of October 31, 2023, or results of operations year then ended of Helio Corporation. would have been had the transaction taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the company. They should be read in conjunction with the historical financial statements and notes thereto contained elsewhere in this prospectus.

Transaction adjustments

1.	To reflect the acquisition of 100% of the equity interests of Heliospace in exchange for the issuance of 9,795,733 new shares of Web3. As Heliospace obtained control of the combined entity it is deemed to be the accounting acquiror. As Web3 does not meet the definition of a business under U.S. GAAP, the transaction is accounted for as the issuance of shares by Heliospace in exchange for the monetary assets of Web 3 accompanied by a recapitalization with Heliospace as the continuing entity for accounting purposes. As the common stock of Web 3 (the surviving legal entity) does not have a par value the post transaction capital, exclusive of the retained earnings of Heliospace will be classified as common stock. The following table summarizes the effect of the transaction

Reclassification of Web3 retained deficit to common stock	100,912
Reclassification of additional paid-in capital to common stock	(31,656)
Net amount reclassified to common stock	(69,256)

2.	Earnings per share are calculated by dividing the net income or loss for the period by the weighted number of shares outstanding. The weighted average shares are used in the pro forma earnings per share calculation assumes that the number of Common to be issued in connection with the acquisition of the equity interests of Heliospace were issued on November 1,2022. The following table shows the calculation of the shares used to calculate the pro forma earnings per share

Weighted average shares outstanding
Weighted average shares outstanding actual	369,783
Incremental shares issued to acquire the equity interests of Heliospace	9,795,733
Weighted average shares outstanding – Pro forma	10,165,516

           Shares of Common Stock

PRELIMINARY PROSPECTUS

ThinkEquity

            , 2024

Through and including            , 2024 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses expected to be incurred by the Company in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*
Total	$	*

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Florida law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our articles of incorporation and bylaws include provisions that eliminate, to the maximum extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our articles of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Florida law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following is a summary of transactions by us within the past three years involving sales of our securities that were not registered under the Securities Act.

Regulation A Purchasers–218,700 Common shares sold at $.50 per share.

Regulation A Purchasers–200 Common shares sold at $2 per share.

Private Sale Regulation D Section 4(a)(2)–740,000 Common shares at the following prices:

i)	200,000 Common shares sold at $1.00 per share;

ii)	220,000 Common shares sold for $1,000 (and services);

iii)	320,000 Common shares sold for $1,500 (and services).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits. The list of exhibits is set forth below and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Incorporation of Stirling Bridge Group, Inc., dated October 3, 2022
3.2*	Articles of Amendment to Articles of Incorporation of Stirling Bridge Group, Inc., dated May 10, 2023
3.3*	Articles of Amendment to Articles of Incorporation of Web3 Corporation, January 22, 2024
3.4*	Articles of Amendment to Articles of Incorporation of Helio Corporation, dated July 1, 2024
3.5*	Bylaws of Stirling Bridge Group, Inc., as in currently in effect
3.6*	Amended and Restated Bylaws of Helio Corporation, to be in effect upon consummation of this offering
4.1*	Form of Representative’s Warrant
5.1*	Opinion of Byrd Campbell P.A.
10.1*+	Helio Corporation Equity Incentive Plan
10.2*+	Form of Helio Corporation Equity Incentive Plan Award Agreement
10.3*	Lease Agreement, between Heliospace Corporation and Tulloch Corporation, dated April 22, 2022
10.4*	Lease Agreement, between Heliospace Corporation and Rogers Exemption Trust, dated August 15, 2023
10.5*+	Form of Employment Agreement between Helio Corporation and certain executive officers
10.6*	Unsecured Promissory Note in the principal sum of $250,000, of Heliospace Corporation as Maker dated April 18, 2022
10.7*	Unsecured Promissory Note in the principal sum of $100,000, of Heliospace Corporation as Maker and dated August 29, 2022
10.8*	Unsecured Promissory Note in the principal sum of $50,000, of Heliospace Corporation as Maker dated February 14, 2023
10.9*	Unsecured Promissory Note in the principal sum of $80,000, of Heliospace Corporation as Maker dated February 26, 2024
10.10*	Unsecured Promissory Note in the principal sum of $50,000, of Heliospace Corporation as Maker dated March 1, 2024
10.11*	Unsecured Promissory Note in the principal sum of $30,000, of Heliospace Corporation as Maker dated March 1, 2024
10.12*	Unsecured Promissory Note in the principal sum of $150,000, of Heliospace Corporation as dated March 12, 2024
10.13*	Unsecured Promissory Note in the principal sum of $450,000, of Helio Corporation as Maker dated June 20, 2024
10.14*	Unsecured Promissory Note in the principal sum of $50,000, of Helio Corporation as Maker dated March 18, 2024
10.15*	Secured Promissory Note in the principal sum of $250,000, of Helio Corporation as Maker dated July 31, 2024
10.16*	Secured Promissory Note in the principal sum of $250,000, of Helio Corporation as Maker dated July 31, 2024
21.1*	List of Subsidiaries of Helio Corporation
23.1*	Consent of Astra Audit & Advisory, LLC for Helio Corporation
23.2*	Consent of Accell Audit & Compliance, PA for Web3 Corporation
23.3*	Consent of Byrd Campbell P.A. (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page hereto)
107.1*	Filing Fee Table

*	To be filed by amendment

+	Management contract or compensatory arrangement

(b) Financial Statement Schedules.  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration state mentor made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the Offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the Offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the Offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the Offering made by the undersigned registrant to the purchaser.

(b)	That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes:

(1)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-1 and has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned thereunto duly authorized in Berkeley, California on            , 2024.

Helio Corporation

By:
Gregory T. Delory
Chief Executive Officer

POWER OF ATTORNEY

EACH UNDERSIGNED OFFICER AND DIRECTOR OF HELIO CORPORATION hereby severally constitutes and appoints Gregory T. Delory his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto and other documents in connection therewith with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name Signature	Title(s)	Date

	Chief Executive Officer, Secretary and Director	, 2024
Gregory T. Delory

	Chief Technology Officer and Director	, 2024
Joseph T. Pitman

	Chief Engineering Officer and Director	, 2024
Paul S. Turin

II-4